TERAWULF INC.

9 Federal Street

Easton, Maryland 21601

October 11, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Rolf Sundwall and Mr. David Irving

Re: TERAWULF INC.

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed March 31, 2023

Form 8-K filed August 14, 2023

File No. 001-41163

Dear Mr. Sundwall and Mr. Irving:

On behalf of TeraWulf, Inc. (“TeraWulf” or the “Company”), we are providing the following response to the comments on the above-referenced reports provided by staff members (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) by letter dated September 20, 2023. To assist in your review, we have included the heading and comment from that letter in italics followed by the Company’s response in regular typeface.

Form 10-K for the Fiscal Year Ended December 31, 2022

Notes to Consolidated Financial Statements

Note 2 - Significant Accounting Policies

Impairment of Long-lived Assets, page 71

1.	Given the significant decline in the price of bitcoin and disruptions in the cryptocurrency market in the periods presented, tell us how you considered the factors in ASC 360-10-35-21 through 22 in evaluating your long-lived assets for recoverability and potential impairment.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we considered guidance at ASC 360 when evaluating long-lived assets for recoverability and potential impairment as of December 31, 2022. Per ASC 360-10-35-21, a long-lived asset (asset group) shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Although this guidance does not dictate a formal requirement to test for impairment annually, we evaluated the example indicators provided in ASC 360-10-35-21 to determine whether potential triggering events or changes in circumstances had occurred as of December 31, 2022.

In identifying our asset group(s), we considered guidance at ASC 360-10-35-23 which states that a long-lived asset (or assets) shall be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and

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October 11, 2023

liabilities. As of December 31, 2022, substantially all of the Company’s property, plant and equipment were deployed at the mining facility in New York (“Lake Mariner facility”) to support bitcoin mining operations, which commenced in March 2022 and continued throughout the fiscal year ended December 31, 2022, or was construction in process relating to Building 2. As such, we identified the asset group as the Lake Mariner facility for purposes of this assessment.

In accordance with ASC 360-10-35-21 (a) and (b), we considered whether there was a significant decrease in the market price of the long-lived asset group or whether there was a significant adverse change in the extent or manner in which the long-lived asset group was being used or in its physical conditions. As of December 31, 2022, we reported property, plant and equipment, net of $191.5 million, primarily consisting of miners in service, deposits on miners not yet received, leasehold improvements and construction in process on Building 2. As disclosed in Note 12, Commitments and Contingencies, of our Form 10-K for the Fiscal Year Ended December 31, 2022, the Company entered into and paid deposits for various sale and purchase agreements with Bitmain Technologies Limited (“Bitmain”) for the purchase of bitcoin miners, the first of which were entered into during December 2021 (the “2021 Agreements”). In September 2022 through December 2022, the Company subsequently cancelled certain batches of miners originally scheduled for delivery under the 2021 Agreements (representing 12,000 of the 18,000 originally contracted miners) and entered into renegotiated Future Sale and Purchase Agreements (the “2022 Agreements’). The Company’s original deposits on miners under the 2021 Agreements were applied as credits to fully satisfy the purchase price of the 2022 Agreements, reflecting the current market price of miners at the time of renegotiation, where the price of miners is positively correlated to the price of bitcoin (see considerations of ASC 360-10-35-21 (c) in the following paragraph for further discussion regarding the decline in bitcoin prices during the fiscal year ended December 31, 2022). During the fiscal year ended December 31, 2022, the majority of miners placed into service were installed during Q3 and Q4 2022 subsequent to the completion of construction on Building 1, and comprised the then most recently released air-cooled series of miners produced by Bitmain (i.e., the S19 series). Furthermore, as disclosed in Note 11, Joint Venture, of our Form 10-K for the Fiscal Year Ended December 31, 2022, approximately 5,000 of the miners placed in service at the Lake Mariner facility were received as distributions from Nautilus Cryptomine LLC (“Nautilus” or the “Joint Venture), such that the miners were written down to fair value upon distribution and the Company recognized its portion of the loss as a component of equity in net loss of investee, net of tax within the consolidated statement of operations for the year ended December 31, 2022. Based on these considerations, and as the Lake Mariner facility was fully operational with Building 1 and construction substantially complete on Building 2 (with no further plans to significantly change operations outside of continued expansion with additional buildings at the facility), we did not identify any significant changes in market price or the extent or manner in which the long-lived asset group was being used that would indicate impairment as of December 31, 2022.

In accordance with ASC 360-10-35-21 (c), we considered whether a significant adverse change in legal factors or in the business climate that could affect the value of the long-lived asset group, including an adverse action or assessment by a regulator, indicated that its carrying value may not be recoverable. Throughout the fiscal year ended December 31, 2022, the Company monitored the price of bitcoin which declined from over $46 thousand per bitcoin as of January

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October 11, 2023

1, 2022, to approximately $20 thousand per bitcoin in Q2 2022 and further down to $16.5 thousand per bitcoin as of December 31, 2022. Based on management’s assessment, the declines in the price of bitcoin were not primarily driven by adverse changes in legal factors, but more correlated with multiple cryptocurrency market participants filing for bankruptcy during 2022 resulting in a loss of confidence in participants of the digital asset ecosystem and negative publicity surrounding digital assets more broadly. Although the declines in the price of bitcoin are significant year over year, management does not believe this to be indicative of impairment in the value of our long-lived asset group (the Lake Mariner facility). The price of bitcoin has historically been volatile; over the last 10 years, the price of bitcoin has fluctuated frequently and significantly from values less than $1 thousand per bitcoin to over $68 thousand in November 2021. Management determined the decrease in price noted during the fiscal year ended December 31, 2022, was not dissimilar to price drops historically experienced and, as such, management did not believe there to be indications of a permanent, non-temporary decrease in the price of bitcoin. Additionally, we continued operating our miners profitably (despite the lower Q4 2022 bitcoin prices) except for certain days with significant electricity spikes due to excessive winter-condition grid demand. Separately, construction on Building 1 of the facility was recently completed with Building 2 continuing to be constructed to expand mining operations, and such infrastructure and related electrical equipment were unaffected by fluctuations in the price of bitcoin. Additionally, the Company had taken steps to mitigate the risk that our miners may become unprofitable by deploying miners at the Lake Mariner facility that are Bitmain’s current generation and power-efficient models, and had no plans of discontinuing or scaling back operations in response to the declines in the price of bitcoin as of December 31, 2022. Furthermore, deposits on miners expected to be placed in service in the near-term were renegotiated at prices reflecting current prices of miners as of Q4 2022.

In accordance with ASC 360-10-35-21 (e), we considered whether a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast demonstrated continuing losses associated with the use of the long-lived asset group. Although the Company reported operating losses of $43.7 million and net cash used in operating activities from continuing operations of $32.3 million during the fiscal year ended December 31, 2022, this was within management’s expectations as mining operations continue to grow towards profitability. As noted above, mining operations began in March 2022 with the majority of miners being placed in service starting in Q3 2022 or later, resulting in reported revenues of only $15.0 million for the year (versus costs of revenue and operations of $58.8 million). Additionally, operations at the Lake Mariner facility had not yet grown to the scale required to support its principal operations. For the majority of the fiscal year ended December 31, 2022, the Lake Mariner facility supported only 10 MW of total mining capacity which increased to 60 MW of total mining capacity by December 31, 2022. As disclosed within Exhibit 99.1 to our Current Report on Form 8-K filed on August 14, 2023, as of Q2 2023 the Company completed construction on Building 2 in accordance with its planned growth, expanding total mining capacity to 110MW (representing approximately 34,000 miners) and has begun to expand the Lake Mariner facility with the addition of a third building, which will house an incremental 43 MW of bitcoin mining capacity. Based on the considerations above, we determined the operating and cash flow losses reflected the early stage of the Company’s mining operations and were not indicative of impairment of the long-lived asset group.

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October 11, 2023

We also evaluated the examples in ASC 360-10-35-21 (d) and (f), and did not identify an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the long-lived asset group nor a current expectation that, more likely than not, the long-lived asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

Revenue Recognition – Mining Pool, page 76

2.	Please provide us your analysis supporting your revenue recognition policy for your mining pool participation activities. In your response, where appropriate, reference for us the authoritative literature you relied upon to support your accounting:
•	Provide us a representative sample contract and cross reference your analysis to the specific provisions of that contract. Be sure to include terms related to the promises and related performance obligations, calculation of transaction consideration, and payment;
•	Tell us how you determined the term of your contracts and the period of service for which the mining pool operators determine your compensation.
•	Tell us about your process to identify your performance obligations. Refer to ASC 606-10-25-14 to 25-22;
•	You disclose that you are entitled to compensation regardless of whether the pool operator successfully records a block to the bitcoin blockchain, and that you recognize revenue when it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Tell us how your accounting policy considered ASC 606-10-25-23 to 25-25, and when during the contract term you recognize revenue;
•	You disclose that all of the consideration to be received under the contract is variable. Tell us your consideration of ASC 606-10-32-11 to 32-12, whether any of the consideration is constrained and discuss at what point the uncertainty associated with the variable consideration is resolved and why; and
•	You determine the fair value of the cryptocurrency award using the quoted price of the related cryptocurrency in your principal market at the time of contract inception. Tell us what your principal market is, and how you determined that it was the principal market.

Response:

The Company respectfully advises the Staff that it performed an analysis of its revenue recognition related to mining pool activities in accordance with ASC 606, Revenue from Contracts with Customers. The Company has included the Foundry USA Pool Service Agreement, dated August 27, 2020 (effective during the fiscal year ended December 31, 2022), as Exhibit 10.1 within our Form 8-K filed with the SEC on February 1, 2023. Please see Appendix A.1 for a representative sample contract with the customer (the “Pool Operator”). Though there is not a countersigned agreement with the Pool Operator, the Pool activities are subject to the Service Agreement and Terms and Conditions (each found on the Pool Operator’s website) that govern any entity’s interaction with the Pool Operator in that capacity. Specifically, the Service Agreement states,

"By accessing and using the Pool, User accepts and agrees to the Terms, conditions, and Privacy Policy (collectively, the “Service Agreement”). As the operator of the Pool, Foundry shall provide a mining Pool Service (as defined below) to Users under the Service Agreement.”

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October 11, 2023

These agreements include the normal rights and obligations found in most contracts, including each party’s responsibilities, term, compensation, termination rights, limitation of liability, warranty (disclaimer thereof), and choice of law. The contract documents are enforceable and the arrangement is deemed a contract.

We determined the term of the contract and the period of service for which the Pool Operator determines our compensation in accordance with Section 7 of the Service Agreement, Term and Termination. Specifically, subsections (a) and (b) state,

“a. the Service Agreement will be in full force and effect until User’s access and usage rights to the Pool and Service are terminated by either User or Foundry in accordance with the Service Agreement, or as otherwise agreed upon between Foundry and User (“Term”).

b. User may terminate the Service Agreement at any time upon settlement of any pending transactions.”

The Pool Operator provides additional information within the Pool FAQs available on its website, including expanded explanation about information such as the payout scheme. Specifically, “Foundry USA Pool pays out to all pool members according to the Full-Pay-Per-Share (FPPS) payout scheme. Daily Earnings are calculated from midnight-to-midnight UTC time, and the sub-account balance is credited one hour later at 1 AM UTC time.” As the Pool Operator settles payments with Users under the arrangement daily, the Company initially determined per (b) above that the contract provides us the right to terminate the contract each 24-hour period, auto-renewing so long as participation in the Pool continues. Upon re-evaluating these terms in response to the Staff’s question, we identified certain factors that indicate the contract term is less than each successive 24-hour period. Specifically, the contract does not dictate any limitation to the customer’s (Pool Operator’s) ability to terminate the contract; additionally, the preamble to the Service Agreement states that the “User agrees that Foundry will have the right to modify the Service Agreement at any time,” which indicates the Pool Operator has the ability to modify (or terminate) the contract at any time without substantial penalty. Effective August 28, 2023, the Pool Operator updated Section 11, Contract Term and Termination, of the Terms of Service (see Appendix A.2), which clarifies the definition of a “Contract Day” to be “the period between 00:00:00 UTC and 23:59:59 UTC” and stipulates that, “(b) User’s access and usage rights to the Pool and Service may be terminated for any reason, without penalty, by either Foundry or User by providing one Contract Day’s prior written notice to the other party.” However, the preamble to the updated Terms of Service continues to state, “User agrees that Foundry will have the right to modify the Service Agreement at any time without prior notice” such that the Pool Operator still effectively has the ability to terminate the contract at any time. Based on these updated terms, we acknowledge the contract term could be, based on the Pool Operator modification, less than each 24-hour period (for example, the contract term could be, based on Pool Operator modification, less than each hour, minute, or second that the Company provides computing power to the Pool Operator). We understand that the Staff would not be opposed to the Company adopting an accounting policy to aggregate individual contracts with individual terms less than 24-hours within each intraday period and apply a consistent point to value noncash consideration. As such, the Company will aggregate the

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individual contracts in a 24-hour period and will continue to use the price of bitcoin at the start of day (00:00:00 UTC) when determining the fair value of noncash consideration received, ensuring that this point in time in each 24-hour period is consistently applied.

We respectfully advise the Staff that in future filings the Company will amend the disclosures within Note 2 - Significant Accounting Policies of our Form 10-K and Form 10-Q related to “Revenue Recognition - Mining Pool” to more clearly define the contract term used as follows:

“Mining Pool

The Company has entered into an arrangement with a cryptocurrency mining pool (the Foundry USA Pool) to provide computing power to the mining pool in exchange for consideration. The arrangement is terminable at any time without substantial penalty by Foundry USA Pool and may be terminated without substantial penalty by the Company upon providing one Contract Day’s, as defined, prior written notice. The Company’s enforceable right to compensation only begins when and continues while the Company provides computing power to its customer, the mining pool operator. Accordingly, the contract term with Foundry USA Pool is deemed to be less than 24 hours. The mining pool applies the Full Pay Per Share (“FPPS”) model. Under the FPPS model, in exchange for providing computing power to the pool, the Company is entitled to pay-per-share base amount and transaction fee reward compensation, calculated on a daily basis, at an amount that approximates the total bitcoin that could have been mined and transaction fees that could have been awarded using the Company’s computing power, based upon the then current blockchain difficulty. Under this model, the Company is entitled to compensation regardless of whether the pool operator successfully records a block to the bitcoin blockchain.

Providing computing power to a mining pool for cryptocurrency transaction verification services is an output of the Company’s ordinary activities. The provision of such computing power is the sole performance obligation. The transaction consideration the Company receives is noncash consideration and is all variable. Because cryptocurrency is considered noncash consideration, fair value of the cryptocurrency award received would generally be determined using the quoted price of the related cryptocurrency in the Company’s principal market at the time of contract inception. The Company has adopted an accounting policy to aggregate individual contracts with individual terms less than 24-hours within each intraday period and apply a consistent valuation point, the start of day Coordinated Universal Time (00:00:00 UTC), to value the related noncash consideration. Revenue is recognized when it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. After every 24-hour contract term, the mining pool transfers the cryptocurrency consideration to our designated cryptocurrency wallet.

There is no significant financing component in these transactions. Consideration payable to the customer in the form of a pool operator fee is deducted from the bitcoin the Company receives and is recorded as contra-revenue, as it does not represent a payment for a distinct good or service.”

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In identifying our performance obligation(s) under the contract we referred to Section 3, Services, which states “b. User shall be responsible for preparing the necessary equipment and bear the expenses related to using such necessary equipment to participate in the Pool and Service.” Additionally, we used judgment to consider whether the Company or the Pool Operator is the principal for the mining activities performed on the blockchain, using the principal versus agent guidance in ASC 606. Specifically, the Pool Operator directs to the mining pool participants (including the Company) the mining activities they undertake as part of the Pool. Additionally, the Pool Operator is primarily responsible for selecting the transactions to be mined, the activities to be performed, placing the mined block on the blockchain, and collecting the block reward. Furthermore, as the Company is compensated on a fixed basis per unit of computing power delivered (i.e., the FPPS payout scheme), the Pool Operator bears the risks and rewards associated with the mining activities. Based on these considerations, we concluded the Pool Operator is the principal for the mining activities directly on the blockchain and thus the Company’s performance obligation is to provide computing services to the Pool.

In evaluating the satisfaction of performance obligations in accordance with ASC 606-10-25-23 to 25-25, we considered the Pool FAQs available on Foundry’s website regarding the Pool’s payout methodology. Specifically, the Pool Operator pays out to all pool members according to the FPPS payout scheme, under which the block reward is based on a formulaic view of expected earnings and not on actual blocks mined by the Pool (e.g., using relative hashrate contributed by the User and the current network difficulty). In the FAQs, the Pool Operator explicitly states that “in the FPPS model, the Pool Operator pays out the expected value to miners for the block subsidy and the transaction fees based on their hash contribution to the Pool, therefore absorbing all the risk on when the blocks are mined.” Based on these considerations and in accordance with ASC 606-10-25-27, we determined that the Company satisfies its performance obligation (i.e., contribution of hashrate to the Pool Operator) over time as the Pool Operator simultaneously receives and consumes the benefits provided by the Company’s performance as we perform. The Company has access to monitor various metrics via the Pool Operator’s online portal, including hashrate and bitcoin rewards under the FPPS model, which are updated and settled by the Pool Operator on a daily basis (one day in arrears). As such, the Company recognizes revenue under the contract for each intraday period (less than 24 hours) in which hashrate is contributed to the Pool and when determined that it is not probable that a significant reversal of revenue recognized will occur. As the total consideration in the contract is determined daily under the FPPS payout scheme, which varies based upon hashrate contributed by the Company and the current network difficulty, we concluded that the consideration promised in the contract is variable in accordance with paragraphs 606-10-32-5 to 606-10-32-7. However, as such amounts are determined and settled by the Pool Operator within one day of completing the contract, the Company has the ability to estimate the variable consideration with reasonable certainty, such that it determined it unnecessary to estimate constraint on the variable consideration in accordance with ASC 606-10-32-11 to 606-10-32-13. For the avoidance of doubt, we advise the staff that we recognize revenue received in the form of bitcoin on the day such noncash consideration is earned (i.e., computing power provided), not upon receipt of bitcoin. For example, if the Company were to provide computing power to the Pool Operator on September 30, 2023, the Company would have the ability to estimate bitcoin earned based on hashrate provided and confirm the amount of

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bitcoin received on the following day (October 1, 2023), such that the amount of revenue reported on September 30, 2023 for that respective day’s activity would be determined with reasonably certainty.

As the consideration paid by the Pool Operator to the Company is denominated in bitcoin, we determined this represents noncash consideration and recognize revenue in accordance with ASC 606-10-32-21 to ASC 606-10-32-24. To measure the estimated fair value of the noncash consideration at contract inception, we originally determined the contract term to be each 24-hour period, such that we utilize the quoted opening price of bitcoin on the day of each daily contract term. As noted above, we have determined the contract term to be less than each 24-hour period and now adopted an accounting policy to aggregate individual contracts with individual terms less than 24-hours within each intraday period and apply a consistent point to value noncash consideration. As such, when aggregating the individual contracts in a 24-hour period, the Company will continue to use the price of bitcoin at the start of day (00:00:00 UTC) when determining the fair value of noncash consideration received, ensuring that this point of time in each 24-hour period is consistently applied. In accordance with ASC 606-10-32-23, any changes in the fair value of the digital asset after contract inception due to the form of the consideration would not affect the transaction price for the revenue contract. Please refer to our response to question #4 below for details regarding our determination that Coinbase represents the principal market for our bitcoin.

Revenue Recognition – Data Center Hosting, page 76

3.	Please provide us your analysis supporting your revenue recognition policy for your data center hosting activities. In your response, where appropriate, reference for us the authoritative literature you relied upon to support your accounting:
•	Provide us a representative sample contract and cross reference your analysis to the specific provisions of that contract. Be sure to include terms related to the promises and related performance obligations, calculation of transaction consideration, and payment;
•	Tell us your consideration of whether the agreement represents a lease under ASC 842;
•	Tell us what consideration is payable in cryptocurrency, which cryptocurrencies you accept as payment, and how those amounts are determined; and
•	You determine the fair value of the cryptocurrency award using the quoted price of the related cryptocurrency in your principal market at the time of contract inception. Tell us what your principal market is, and how you determined that it was the principal market.

Response:

The Company respectfully advises the Staff that it performed an analysis of its revenue recognition related to data center hosting arrangements in accordance with ASC 606. Please see Appendix B for a representative sample contract of a Hosting Services Agreement.

When determining whether the Hosting Services Agreement represented a lease, we considered the definition of a lease under ASC 842-10-15-3: “a contract is or contains a lease if the contract conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration.” Per Section 2 of the Hosting Services Agreement, the Company “will provide rack space, electrical power, ambient air cooling, internet connectivity and physical security (“Services”) for Customer’s Mining Equipment at its

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Facility.” Further, Section 7 provides that the Company has the explicit right to relocate the equipment within the Facility or to a different facility. The agreement does not provide for the customer to have rights to control the use of any part of the Lake Mariner facility. Due to the lack of identifiable asset and the lack of control, the Company determined the arrangement is not or does not contain a lease.

Per Section 4.1 of the Hosting Services Agreement, total consideration shall include [X]% of all bitcoin mined by the customer’s Mining Equipment at the Facility (the “Bitcoin Fee”), and the “Monthly Service Fee” as a cash payment equal to [Y]% of each of (i) $[Z] / MWh / month of the Customer’s Billing Demand and (ii) the actual cost of the Customer’s Billing Demand. Note that a prior version of the Hosting Services Agreement was in effect for a portion of the fiscal year ended December 31, 2022, which contained a simpler pricing structure based on a fixed rate per kWh of electricity provided to the customer, payable to the Company in cash. Other contract terms were substantially similar to the representative sample Hosting Services Agreement provided. Similar to our considerations in response to question #2 above, we determined that the total consideration is dependent upon actual mining activity and electricity consumption over the term of the contract, and thus represents variable consideration in accordance with paragraphs 606-10-32-5 to 606-10-32-7. However, as the customer participates in the Foundry USA Pool and such amounts are determined and settled by the Pool Operator within one day, the Company has the ability to estimate the variable consideration with reasonable certainty, such that it determined it unnecessary to estimate constraint on the variable consideration in accordance with ASC 606-10-32-11 to 606-10-32-13 at each reporting period.

As a portion of the total consideration paid by the customer to the Company is denominated in bitcoin, we determined this portion represents noncash consideration and recognize revenue in accordance with ASC 606-10-32-21 to ASC 606-10-32-24. To measure the estimated fair value of the noncash consideration at contract inception, we utilize the quoted opening price of bitcoin at contract inception. In accordance with ASC 606-10-32-23, any changes in the fair value of the digital asset after contract inception due to the form of the consideration would not affect the transaction price for the revenue contract. Please refer to our response to question #4 below for details regarding our determination that Coinbase represents the principal market for our bitcoin.

Cryptocurrencies, page 76

4.	Please tell us, and revise future filings, to disclose how you determine the quoted price of your digital assets and the principal market(s) used. Tell us how you identify these market(s). Refer to ASC Topic 820 and ASC 820-10- 35-5A.

Response:

The Company respectfully advises the Staff that it performed an analysis of the quoted price of digital assets and the principal market(s) used in accordance with guidance per ASC 820, Fair Value Measurements. In accordance with ASC 820-10-35-3 and 820-10-35-5, a fair value measurement contemplates an orderly transaction to sell the asset or transfer the liability in its principal market (or in the absence of a principal market, the most advantageous market). Under ASC 820, a principal market is the market with the greatest volume and activity level for the asset or liability. In accordance with ASC 820-10-35-5A, we determined our principal market considering all information that is reasonably available. In the absence of evidence to the contrary, the market in which an entity normally transacts for the crypto asset is presumed to be the principal market. As disclosed within Part 1, Item 1 of our Form 10-K for the Fiscal Year Ended December 31, 2022, we store and safeguard self-mined bitcoin in a cold storage wallet

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held by our custodian NYDIG Trust Company LLC. To the extent we sell any of our mined bitcoin, we do so using NYDIG Execution LLC (“NYDIG”), a Delaware LLC registered as a Money Services Business with the Financial Crimes Enforcement Network and licensed with a BitLicense by the New York State Department of Financial Services. NYDIG has advised us that it uses Coinbase as its pricing source. As such, and as Coinbase is an established and active cryptocurrency market, we determined Coinbase to be the principal market.We further determine the fair value measurement of bitcoin based on the quoted price in that market and the fair value of the asset is measured within Level 1 as the product of the quoted price for the asset and the quantity held by the Company per ASC 820-10-35-6.

We respectfully advise the Staff that in future filings the Company will amend the disclosures within Note 2 - Significant Accounting Policies of our Form 10-K and Form 10-Q related to “Cryptocurrencies” to disclose how we determine the quoted price of our digital currency and principal market used as follows:

“Digital currency, net

Digital currency, net is comprised of bitcoin earned as noncash consideration in exchange for providing computing power to a mining pool as well as in exchange for data center hosting services which are accounted for in connection with the Company’s revenue recognition policy disclosed above. From time to time, the Company also receives bitcoin as distributions-in-kind from its joint venture. Digital currency, net is included in current assets in the consolidated balance sheets due to the Company’s ability to sell bitcoin in a highly liquid marketplace and its intent to liquidate its bitcoin holdings to support operations when needed. The Company sells bitcoin on a first-in-first-out basis.

Digital currency, net is accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not subject to amortization but assessed for impairment annually, or more frequently if events or changes in circumstances indicate it is more likely than not that the asset is impaired. Impairment exists when the carrying amount exceeds its fair value. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test.

The Company has elected to bypass the optional qualitative impairment assessment and to track its bitcoin activity daily for impairment assessment purposes. The Company determines the fair value of its bitcoin on a nonrecurring basis in accordance with ASC 820 based on quoted prices on the active trading platform that the Company normally transacts and has determined is its principal market for bitcoin (Level 1 inputs) based on all information that is reasonably available. The Company performs an analysis each day to identify whether events or changes in circumstances, principally decreases in the quoted price of bitcoin on the active trading platform, indicate that it is more likely than not that its bitcoin are impaired. For impairment testing purposes, the lowest intraday trading price of bitcoin is identified at the single bitcoin level (one bitcoin). The excess, if any, of the carrying amount of bitcoin and the lowest daily trading price of bitcoin

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represents a recognized impairment loss. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of previously recorded impairment losses is prohibited. The Company recognized impairment of digital currency of $[X] million and $[Y] during the [current period] and the [prior period], respectively.

Bitcoin awarded to the Company through its mining activities are included as an adjustment to reconcile net loss to cash used in operating activities on the consolidated statements of cash flows. Proceeds from sales of bitcoin are included within cash flows from operating activities on the consolidated statements of cash flows and any realized gains or losses from such sales are included in costs and operating expenses on the consolidated statements of operations. The receipt of bitcoin as distributions-in-kind from equity investees are included within investing activities on the consolidated statements of cash flows as supplemental disclosures of noncash activities.”

5.	We note your disclosure on page 77 and from the Statement of Cash Flows, that you have classified activities related to digital currency as part of operating cash flows in the Consolidated Statement of Cash Flows. Please provide your accounting analysis supporting your conclusion that this activity is properly classified within cash flow from operating activities, instead of cash flows from investing activities.

Response:

The Company respectfully advises the Staff that it performed an analysis of the cash flows related to digital currency in accordance with guidance per ASC 230, Statement of Cash Flows. Specifically, ASC 230-10-45-10 to ASC 230-10-45-17 outline the classification of cash flows as investing, financing, or operating activities.

We considered whether the cash flows from digital currency (i.e., cash proceeds from the sale of bitcoin) represent cash inflows from investing activities per ASC 230-10-45-11 to 230-10-45-12. These transactions do not represent cash flows from sale of available-for-sale debt securities; receipts from collections or sales of loans made by the entity and of other entities' debt instruments; receipts from sales of equity instruments of other entities; receipts from sales of property, plant, and equipment and other productive assets; or receipts from sales of loans that were not specifically acquired for resale. As such, we determined that classification as cash inflows from investing activities would not be appropriate.

We considered whether the cash flows from digital currency represent cash inflows from financing activities per ASC 230-10-45-14. These transactions do not represent proceeds from issuing equity instruments; proceeds from issuing bonds, mortgages, notes, and from other short- or long-term borrowing; receipts from contributions and investment income that by donor stipulation are restricted for the purposes of acquiring, constructing, or improving property, plant, equipment, or other long-lived assets or establishing or increasing a donor-restricted endowment fund; or proceeds received from derivative instruments. As such, we determined that classification as cash inflows from financing activities would not be appropriate.

Based on the above we determined that classifying cash flows from digital currencies as investing or financing activities would not be appropriate. While we considered that our digital

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October 11, 2023

currency is accounted for as an intangible asset and that cash inflows and outflows related to the purchase or sale of intangible assets are typically presented as investing activities, we determined that, based on the Company’s facts and circumstances and the nature of our bitcoin sales, the cash flows associated with digital currency should be classified as operating activities during the fiscal year ended December 31, 2022. Specifically, the Company received all digital currency during 2022 as a form of noncash consideration for routine operating activities, and converted the consideration to cash on a recurring basis to support operations. As disclosed within Item 1 of our Form 10-K for the Fiscal Year Ended December 31, 2022, we state, in part,

“Our primary source of revenue is from sustainably mining bitcoin at our bitcoin mining facility sites. We also earn revenue from miner hosting services to third parties. We do not hold, sell or transact in bitcoin or any other digital assets for anyone other than ourselves. We do not hedge our bitcoin...We sell bitcoin on a daily, weekly and monthly basis to pay for all operating expenses of the Company.”

As discussed in response to question #1 above, although mining operations began in March 2022 at the Lake Mariner facility, production increased significantly in Q3 2022 subsequent to the completion of construction on Building 1. Accordingly, the Company did not retain significant bitcoin balances nor sell bitcoin until August 2022. From this point on, bitcoin sales occurred regularly with weekly to bi-weekly sales in September through December 2022 as needed to support operations. We determined that classifying these cash receipts as investing activities would not reflect the economics of the activity and could diminish an investor’s ability to assess the uncertainty of the Company’s prospective cash flows, This also is in line with guidance per ASC 230-10-45-16(c) which states, “all other cash receipts that do not stem from transactions defined as investing or financing activities” are cash inflows from operating activities. Accordingly we concluded that the cash flows from our 2022 sales of digital currencies should be classified as cash flows from operating activities within the statement of cash flows.

Form 8-K Filed August 14, 2023

Exhibit 99.1 Press Release, dated August 14, 2023

Key Non-GAAP Metrics, page 2

6.	We note that revenue is a defined term under ASC 606. Please tell us your consideration of whether the use of the term in your Revenue - Self-Mining Equivalent, Revenue-Hosting and Revenue Equivalent per Bitcoin would be misleading under Regulation G 101(b). Refer also to question 100.04 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures, updated December 13, 2022.

Response:

We acknowledge the Staff’s comment and advise the Staff that management does not believe the terms “Revenue - Self-Mining Equivalent,” “Revenue - Hosting,” and “Revenue Equivalent per Bitcoin” would be misleading under Regulation G 100(b). On page 1 of Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on August 14, 2023, the earnings release begins with the section entitled “Second Quarter 2023 GAAP Operational and Financial Highlights” to

Securities and Exchange Commission

October 11, 2023

ensure that the most directly comparable GAAP measure (revenue) is presented before the aforementioned non-GAAP measures and with equal or greater prominence. Additionally, the information in the context of the non-GAAP measures presented does not contain untrue statements of a material fact or omit to state a material fact. As denoted on page 5 of Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on August 14, 2023, the Company discloses the adjustments used to derive the non-GAAP measures ‘Revenue - Self-Mining Equivalent’ and ‘Revenue - Hosting’ in footnotes 3 and 4, respectively.

We considered question 100.04 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures, updated December 13, 2022, and do not believe these non-GAAP measures violate Rule 100(b) of Regulation G as the recognition and measurement principles used to calculate these measures are consistent with GAAP. Within ‘Revenue - Self-Mining Equivalent,’ management calculates the profit sharing associated with short-term hosting arrangements as the quantity of bitcoin received from customers as consideration in the data center hosting revenue arrangement multiplied by the fair value of bitcoin at contract inception, consistent with the measurement principles applied under GAAP as described in our response to question #3 above. Management calculates the amount included within ‘Revenue - Self-Mining Equivalent’ representing TeraWulf’s net share of bitcoin produced at Nautilus (the Joint Venture) as the quantity of bitcoin received by Nautilus as consideration for participating in mining pool activities (related to the Company’s share of the Joint Venture’s hashrate) multiplied by the fair value of bitcoin at contract inception (i.e., daily opening price for each respective day the hashrate is provided to the pool as the contract term is deemed each 24-hour period). As such, the measurement principles used to compute TeraWulf’s share of revenue earned by the Joint Venture’s mining pool activities are consistent with the measurement principles used to compute revenue for the Company’s mining pool activities as described in response to question #2 above.

While we do not believe these non-GAAP measures to be misleading, for greater clarity and improved descriptive disclosures, we advise the Staff that we will revise future filings to define these non-GAAP metrics as follows:

Key Non-GAAP Metrics[1]
Bitcoin Self-Mined[2]
Value per Bitcoin Self-Mined[3]
Power Cost per Bitcoin Self-Mined
Avg. Operating Hash Rate (EH/s)[4]

1 Unaudited monthly results are based on estimates, which remain subject to standard month end adjustments. The Company’s share of the earnings or losses of the Nautilus facility is reflected in the caption “Equity in net loss of investee, net of tax” in the consolidated statements of operations. Accordingly, operating results of the Nautilus facility are not reflected in the revenue, cost of revenue or cost of operations lines in TeraWulf’s consolidated statements of operations.

Securities and Exchange Commission

October 11, 2023

2 Includes BTC earned from profit sharing associated with a short-term hosting agreement at the Lake Mariner facility and TeraWulf’s net share of BTC produced at the Nautilus facility.

3 Computed as the weighted-average opening price of BTC on each respective day the Self-Mined Bitcoin is earned.

4 While nameplate inventory for WULF’s two facilities is 5.5 EH/s, inclusive of gross total hosted miners, actual monthly hash rate performance depends on a variety of factors, including (but not limited to) performance tuning to increase efficiency and maximize margin, scheduled outages (scopes to improve reliability or performance), unscheduled outages, curtailment due to participation in various cash generating demand response programs, derate of ASICS due to adverse weather and ASIC maintenance and repair.

7.	Please tell us how you determined 'Revenue - Hosting' of $1.1 million in the 3 months ended 6/30/23, and how that compares to the $1.7 million of data center hosting revenue for the three months ended June 30, 2023 you report on page 16 of your Form 10-Q for the Quarterly Period Ended June 30, 2023. Similarly, please explain how your 'Revenue - Hosting' of $1.2 million in the 3 months ended 3/31/23, and how that compared to the $2.3 million of data center hosting revenue for the three months ended March 31, 2023 you report on page 16 of your Form 10-Q for the Quarterly Period Ended March 31, 2023.

Response:

We acknowledge the Staff’s comment and advise the Staff that as denoted within the footnote 4 on page 5 of Exhibit 99.1 to our Current Report on Form 8-K filed on August 14, 2023, we compute the non-GAAP measure ‘Revenue - Hosting’ by subtracting from data center hosting revenue (GAAP) the revenue recognized for the profit share portion of total consideration received under the contract - that is, the noncash consideration represented by the quantity of bitcoin received from the customer ([X]% of all bitcoin mined at the facility by the customer as denoted within response to question #3 above) multiplied by the fair value of bitcoin at contract inception. As denoted within our response to question #6 above, this amount is included within ‘Revenue - Self-Mining Equivalent’ such that we determined it appropriate to exclude this from ‘Revenue - Hosting’ so as to not present the same revenue amount within multiple measures concurrently in the report. As denoted within our response to question #6 above, as a matter of clarity, we advise the Staff that we will revise future filings to not include ‘Revenue - Hosting’ as a non-GAAP measure.

*         *         *

Securities and Exchange Commission

October 11, 2023

Should you have any further questions on the above, please do not hesitate to contact me at (917)
656-8424.

Sincerely,

/s/ Patrick A. Fleury

Patrick A. Fleury

Chief Financial Officer

cc:	Stefanie Fleischmann, Chief Legal Officer
Anthony Marsico, Reed Smith LLP
Michael S. Lee, Reed Smith LLP
Lynwood Reinhardt, Reed Smith LLP

Appendix A.1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 1, 2023 (January 27, 2023)

TERAWULF INC.

(Exact name of registrant as specified in its charter)

Delaware	001-41163	85-1909475
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9 Federal Street

Easton, Maryland 21601

(Address of principal executive offices) (Zip Code)

(410) 770-9500

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.001 par value per share	WULF	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.02.	Unregistered Sales of Equity Securities.

To the extent applicable, the disclosures set forth below in Item 8.01 of this Current Report on Form 8-K are incorporated by reference herein. The securities issuable pursuant to the private placement transactions disclosed under Item 8.01 will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) at the time of issuance, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01.	Regulation FD Disclosure.

In connection with the Offering (as defined below), TeraWulf Inc. (the “Company”) shared a presentation with prospective investors (the “Investor Presentation”). A copy of the Company’s Investor Presentation is being furnished herewith as Exhibit 99.1.

The disclosures included in this Current Report on Form 8-K under Item 7.01, including Exhibit 99.1, are being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities of that Section, unless the registrant specifically states that the information is to be considered “filed” under the Exchange Act or incorporates it by reference into a filing under the Exchange Act or the Securities Act.

Item 8.01.	Other Events.

Common Stock Offering

On February 1, 2023, the Company issued a press release announcing that the Company has commenced an underwritten public offering of shares of common stock, par value $0.001 per share, of TeraWulf Inc. (the “Offering”). JonesTrading Institutional Services LLC is acting as sole book-running manager for the Offering. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated by reference herein.

The Company expects to use the net proceeds from the Offering for general corporate purposes, which may include working capital and/or capital expenditures.

This Current Report on Form 8-K shall not constitute an offer to sell or a solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such an offer, solicitation or sale would be unlawful.

Entry into Binding Term Sheet for Fifth Amendment to LGSA

On January 27, 2023, the Company entered into a binding term sheet with its lenders (the “Term Sheet”) pursuant to which the parties agreed to make certain amendments to the Loan, Guaranty and Security Agreement dated as of December 1, 2021, by and among the Company, the guarantors party thereto, the lenders party thereto, and Wilmington Trust, National Association, in its capacity as administrative agent and collateral agent (as amended from time to time, the “LGSA”). The Term Sheet for the contemplated fifth amendment to the LSGA (the “Fifth Amendment”) eliminates mandatory amortization of the term loan through April 8, 2024, subject to certain conditions, including the completion of an equity capital raise with aggregate net proceeds of at least $33.5 million by March 15, 2023 (such capital raise, the “Qualifying Equity Capital Raise). The Term Sheet also provides for an excess cash flow sweep in place of scheduled principal payments, which will automatically extend to the maturity of the term loan on December 1, 2024 in the event the Company repays at least $40 million of the term loan by April 1, 2024. The modifications to the term loan’s amortization schedule are also contingent on the Company complying with certain corporate governance provisions, and that no default or event of default has occurred or is occurring under the term loan.

The Fifth Amendment will become effective upon the satisfaction of certain conditions, including, among other things, (i) the issuance by the Company of penny warrants to the lenders to purchase an aggregate number of shares of common stock equal to 10% of the Company’s fully diluted equity determined as of the Fifth Amendment effective date, (ii) the issuance by the Company of warrants to the lenders to purchase an aggregate number of shares of common stock equal to 5% of the Company’s fully diluted equity determined as of the Fifth Amendment effective date with an exercise price of $1.00 and (iii) receipt by the Company of binding commitments for no less than $10 million of the Qualifying Equity Capital Raise (excluding certain previously disclosed warrants the Company issued in December 2022), provided that any commitment for convertible indebtedness must provide for mandatory conversion into equity prior to March 15, 2023.

The foregoing description of the Term Sheet is only a summary of the material terms, does not purport to be complete, and is qualified in its entirety by reference to the Term Sheet, which is filed herewith as Exhibit 99.3 and incorporated by reference herein.

Private Placements

Warrants

On January 30, 2023, the Company entered into (a) subscription agreements (the “Warrant Subscription Agreements”) with certain accredited investors (the “Warrant Investors”) pursuant to which such Warrant Investors purchased from the Company 2,380,952 warrants, each exercisable to purchase one share of the Company’s Common Stock at an exercise price of $0.00001 per share of Common Stock (the “Warrants”), in private placement transactions exempt from registration under Section 4(a)(2) and/or Regulation D under the Securities Act for an aggregate purchase price of $2.5 million, based on a price per share of Common Stock of $1.05 for a total of 2,380,952 shares of Common Stock and (b) warrant agreements (the “Warrant Agreements”) with such Warrant Investors. The Warrant Agreements govern the terms and conditions of the Warrants, which are exercisable beginning on the first business day following the date on which shareholder approval of an increase in the Company’s authorized Common Stock is obtained (the “Shareholder Approval Date”) and expire on December 31, 2023.

Pursuant to the Warrant Subscription Agreements, the Company agreed to provide customary registration rights to the Warrant Investors with respect to the Common Stock issuable upon conversion of the Warrants. The Warrant Subscription Agreements contain customary representations, warranties, covenants and is subject to customary closing conditions and termination rights.

Common Stock

As previously disclosed, on December 12, 2022, the Company entered into subscription agreements with certain accredited investors (the “December Investors”) pursuant to which, inter alia, the Company issued 11,250,000 warrants exercisable for 8,750,000 shares of common stock, at an exercise price equal to $0.40 per share of common stock (the “December Warrants”), in a private placement transaction (the “December Private Placement”) exempt from registration under Section 4(a)(2)/Regulation D under the Securities Act of 1933, as amended (the “Securities Act”). The December Warrants became exercisable on January 16, 2023 and expired on January 31, 2023.

On January 30, 2023, the Company entered into additional subscription agreements with the December Investors pursuant to which such December Investors purchased from the Company shares of the Company’s common stock, at a purchase price of $0.40 per share of common stock, in private placement transactions exempt from registration under Section 4(a)(2) and/or Regulation D under the Securities Act for an aggregate purchase price of $1.75 million (the “January Private Placement”). The January Private Placement effectively replaces 50% of the unexercised December Warrants at the same purchase price of $0.40 per share of common stock. The closing of the January Private Placement is subject to certain conditions, including the completion of a $30 million equity capital raise by the Company, which may be unilaterally waived by the December Investors, and the receipt of Shareholder Approval (as defined below).

On February 1, 2023, the Company entered into additional subscription agreements (together with the January Common Stock Subscription Agreements, the “Common Stock Subscription Agreements”), with certain accredited investors (the “February Common Stock Investors”), pursuant to which such February Common Stock Investors purchased from the Company shares of the Company’s common stock, as a purchase price of $0.68 per share of common stock, in private placement transactions exempt from registration under Section 4(a)(2) and/or Regulation D under the Securities Act for an aggregate purchase price of $0.94 million (the “February Private Placement”). The February Private Placement is currently expected to close on February 2, 2023.

Pursuant to the Common Stock Subscription Agreements, the Company agreed to provide customary registration rights to the Common Stock Investors. The Common Stock Subscription Agreements contain customary representations, warranties, covenants and are subject to customary closing conditions and termination rights.

Amendments to October 2022 Private Placements

As previously disclosed, on October 6, 2022, the Company entered into private placement subscription agreements with certain accredited and/or institutional investors under Section 4(a)(2) and/or Regulation D under the Securities Act pursuant to which such investors purchased units which immediately separated into shares of common stock and warrants. On January 30, 2023, certain of these investors agreed to amend the terms of their warrants such that their warrants would become exercisable only after the Shareholder Approval Date.

Convertible Promissory Notes

Amendment to Existing Convertible Promissory Notes

On January 30, 2023, the Company entered into amendments to its previously issued convertible promissory notes (the “Existing Convertible Promissory Notes”), originally issued to certain accredited investors on November 25, 2022 and further amended on December 12, 2022, in privately negotiated transactions as part of a private placement exempt from registration under Section 4(a)(2) and/or Regulation D under the Securities Act in an aggregate principal amount of approximately $3.4 million. The amendments amend the conversion date of the Existing Convertible Promissory Notes from March 1, 2023 to the third business day following the Shareholder Approval Date.

Entry into New Convertible Promissory Note

On January 30, 2023, the Company entered into a new convertible promissory note (the “New Convertible Promissory Note”) to an accredited investor in a privately negotiated transaction as part of a private placement exempt from registration under Section 4(a)(2) and/or Regulation D under the Securities Act in an aggregate principal amount of $1.25 million. The New Convertible Promissory Note has a maturity date of April 1, 2025 and accrues annual interest at a rate of 4%. The New Convertible Promissory Note is automatically convertible into Common Stock of the Company on the third business day following the Shareholder Approval Date (the “Conversion Date”) at a conversion price equal to the lowest price per share paid by investors purchasing equity securities in any sale of equity securities by the Company between the issuance date of the New Convertible Promissory Note and the Conversion Date with an aggregate gross sales price of not less than $5 million, subject to certain exclusions set forth in the New Convertible Promissory Note.

This Current Report on Form 8-K shall not constitute an offer to sell or a solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such an offer, solicitation or sale would be unlawful.

Item 9.01.	Financial Statements and Exhibits.

Exhibit No.	Description

10.1	Foundry USA Pool Service Agreement, dated as of August 27, 2020

10.2	Digital Asset Custodial Agreement, by and between NYDIG Trust Company LLC and Lake Mariner Data LLC, dated as of March 10, 2022

10.3	Digital Asset Execution Agreement, by and between NYDIG Execution LLC and Lake Mariner Data LLC, dated as of September 16, 2022

10.4	Amended and Restated Limited Liability Company Agreement of Nautilus Cryptomine LLC, effective as of August 27, 2022

99.1	Investor Presentation

99.2	Press Release, dated February 1, 2023

99.3	5th Amendment to TeraWulf Loan, Guaranty and Security Agreement Binding Term Sheet, dated as of January 27, 2023

104	Cover Page Interactive Data File (embedded within the inline XBRL document)

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements include statements concerning anticipated future events and expectations that are not historical facts. All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements. In addition, forward-looking statements are typically identified by words such as “plan,” “believe,” “goal,” “target,” “aim,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, although the absence of these words or expressions does not mean that a statement is not forward-looking. Forward-looking statements are based on the current expectations and beliefs of TeraWulf’s management and are inherently subject to a number of factors, risks, uncertainties and assumptions and their potential effects. There can be no assurance that future developments will be those that have been anticipated. Actual results may vary materially from those expressed or implied by forward-looking statements based on a number of factors, risks, uncertainties and assumptions, including, among others: (1) conditions in the data mining industry, including fluctuation in the market pricing of bitcoin and other cryptocurrencies, and the economics of cryptocurrency mining, including as to variables or factors affecting the cost, efficiency and profitability of cryptocurrency mining; (2) competition among the various providers of data mining services; (3) changes in applicable laws, regulations and/or permits affecting TeraWulf’s operations or the industries in which it operates, including regulation regarding power generation, cryptocurrency usage and/or cryptocurrency mining; (4) the ability to implement certain business objectives and to timely and cost-effectively execute integrated projects; (5) failure to obtain adequate financing on a timely basis and/or on acceptable terms with regard to growth strategies or operations; (6) loss of public confidence in bitcoin or other cryptocurrencies and the potential for cryptocurrency market manipulation; (7) the potential of cybercrime, money laundering, malware infections and phishing and/or loss and interference as a result of equipment malfunction or breakdown, physical disaster, data security breach, computer malfunction or sabotage (and the costs associated with any of the foregoing); (8) the availability, delivery schedule and cost of equipment necessary to maintain and grow the business and operations of TeraWulf, including mining equipment and infrastructure equipment meeting the technical or other specifications required to achieve its growth strategy; (9) employment workforce factors, including the loss of key employees; (10) litigation relating to TeraWulf, RM 101 f/k/a IKONICS Corporation and/or the business combination; (11) the ability to recognize the anticipated objectives and benefits of the business combination; and (12) other risks and uncertainties detailed from time to time in the Company’s filings with the Securities and Exchange Commission (the “SEC”). Potential investors, stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they were made. TeraWulf does not assume any obligation to publicly update any forward-looking statement after it was made, whether as a result of new information, future events or otherwise, except as required by law or regulation. Investors are referred to the full discussion of risks and uncertainties associated with forward-looking statements and the discussion of risk factors contained in the Company’s filings with the SEC, which are available at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

TERAWULF INC.

Dated: February 1, 2023	By:	/s/ Patrick A. Fleury
	Name:	Patrick A. Fleury
	Title:	Chief Financial Officer

Exhibit 10.1

Foundry USA Pool Service Agreement

The ownership and operation rights of the services provided by the Foundry USA Pool (“Pool”) are owned by Foundry Digital LLC (collectively, “Foundry”). The Foundry Terms of Service specified herein (“Terms”), along with Foundry’s Terms and Conditions (“Conditions”) and Privacy Policy (“Privacy Policy”) are the relevant rights and obligations required to be read and accepted by anyone that shall access and/or use the Pool (“User”).

By accessing and using the Pool, User accepts and agrees to the Terms, Conditions, and Privacy Policy (collectively, the “Service Agreement”). As the operator of the Pool, Foundry shall provide a mining Pool Service (as defined below) to User under the Service Agreement.

User agrees that Foundry will have the right to modify the Service Agreement at any time. User agrees to be solely responsible for reviewing the Service Agreement and/or any modifications thereto. If User does not agree to the Service Agreement and/or any of its modifications, then User shall cease to use and will not be allowed further access to the Pool and Service.

1.	Foundry Terms and Conditions

a.	Foundry’s Terms and Conditions (“Conditions”) is available at https://foundrydigital.com/terms-and-conditions.

2.	Privacy and Protection

a.	Foundry places great importance on the protection of User’s personal information. When using the Pool and Service provided by Foundry, User agrees that Foundry will collect, store, use, disclose and protect User’s personal information in accordance with the Privacy Policy, available at https://foundrydigital.com/privacy-policy.

3.	Services

a.	Foundry uses its own system, through the Internet and other means to provide User with a digital currency mining Pool and other services/products that may be added based on the Pool site (“Service”). For the avoidance of doubt, the Pool and Service shall not include wallet or custodial services from Foundry to User.

b.	User shall be responsible for preparing the necessary equipment and bear the expenses related to using such necessary equipment to participate in the Pool and Service.

c.	User hereby authorizes Foundry to be fully responsible for disposal and distribution of the profit from such value-added Service.

d.	Foundry reserves the right to modify or interrupt the Service at any time without informing User and without liability to User or any third party not directly related.

4.	User Rights and Obligations

a.	Prior to entering and using the Pool and Service, User agrees it must first successfully complete the client onboarding process with Genesis Global Trading Inc. (“Genesis”).

b.	User agrees to provide legal, true, accurate and detailed personal information, and update such information as needed.

c.	User shall comply with all applicable laws, rules, and regulations related to the use of the Pool and Service.

d.	User acknowledges and agrees that it is using the Pool and Service at its own risk.

e.	In the event User’s access and/or rights to the Pool and Service have been discontinued, User is solely responsible for settling the remaining balances left in its account. Foundry shall use commercially reasonable efforts to assist User with settling any remaining balances in User’s account.

f.	For the avoidance of doubt, Foundry shall not be responsible or liable to User for any balances remaining in User’s account three (3) months after User’s access and/or rights to the Pool and Service have been discontinued (regardless of whether the balances were left in User’s account intentionally).

5.	Confidentiality
a.	User agrees not to disclose any Confidential Information from the Pool and/or Service. “Confidential Information” includes (but is not limited to) information regarding Foundry’s Pool, Service, documentation, software, trade secrets embodied therein and any other written or electronic information that is either (i) marked as confidential and/or proprietary, or which is accompanied by written notice that such information is confidential and/or proprietary, or (ii) not marked or accompanied by notice that it is confidential and/or proprietary but which, if disclosed to any third party, could reasonably and foreseeably cause competitive harm to the owner of such information. Confidential Information shall not include information which is: (i) publicly available, (ii) lawfully obtained by a party from third parties without restrictions on disclosure, or (iii) independently developed by a party without reference to or use of the Confidential Information.

b.	SOC Report- For the avoidance of doubt, the SOC Report shared with User by Foundry shall be considered “Confidential Information” as defined herein, and as such, User agrees not to disclose the SOC Report to any third-party (regardless of whether or not such third-party is separately a user of the Pool and/or Service) without the prior and express written consent of Foundry. For purposes herein, a “third party” shall not include User’s affiliates, subsidiaries, officers, directors, employees, contractors, attorneys, accountants, bankers or consultants (“Authorized Representatives”) with a need to know of such SOC Report, provided, however, that such Authorized Representatives shall be under an obligation of confidentiality and non-use of the SOC Report at least as strict as set out in this Agreement.”

6.	Payouts to Users

a.	Notwithstanding anything in the Service Agreement to the contrary, during the Pool’s initial implementation phase, which shall continue until May 1st or as solely determined otherwise by Foundry (“Beta Phase), Foundry shall provide either full payouts or full credits (where applicable) to the User (regardless of whether or not there has been a disruption in Service). After the Beta Phase has concluded, Foundry may, at its sole discretion, offer User payment or credits in the event of a disruption in Service.

7.	Term and Termination

a.	The Service Agreement will be in full force and effect until User’s access and usage rights to the Pool and Service are terminated by either User or Foundry in accordance with the Service Agreement, or as otherwise agreed upon between Foundry and User (“Term”).

b.	User may terminate the Service Agreement at any time upon settlement of any pending transactions.

c.	Further, Foundry may, at its sole discretion, limit, suspend or terminate User’s access to the Pool and Service if:

i.	User becomes subject to bankruptcy/insolvency proceedings,
ii.	User’s liquidates, dissolves, terminates, or suspends its business,
iii.	User breaches the Service Agreement, or
iv.	User performs any act or omission that materially impacts its ability to adhere to the Service Agreement.

8.	Force Majeure

a.	Foundry shall not be liable for any non-performance of its obligations pursuant to the Service Agreement if such non-performance is caused by a Force Majeure event. In case of a Force Majeure event, Foundry has the right to suspend or terminate its services immediately under the Service Agreement. “Force Majeure” events shall mean any event or circumstance, or any combination of events or circumstances which are beyond the control of Foundry. Such events or circumstances shall include, but are not limited to events or occurrences that delay, prevent or hinder Foundry from performing such obligations, war, armed conflict, terrorist activities, acts of sabotage, blockade, fire, lightning, acts of God, national strikes, riots, insurrections, civil commotions, quarantine restrictions, epidemics, pandemics, earthquakes, landslides, avalanches, floods, hurricanes, explosions, and regulatory, administrative or similar action or delays to take actions of any governmental authority.

TERMS & CONDITIONS

Effective Date: August 27, 2020

These Terms of Service, together with our Privacy Policy, govern your access to and use of the websites (the “Foundry Sites” or the “Sites”) of Foundry Digital LLC. and your use of any of the services provided through these Sites. These Terms of Service and any additional terms and conditions, policies, agreements and disclosures to which you have agreed are hereafter referred to collectively as the “Agreement”: Please read these Terms of Service carefully.

Your use of a Foundry Site is governed by the version of the Terms of Service in effect on the date of use. Foundry may modify the Terms of Service at any time and without prior notice. By using and accessing any Foundry Site, you acknowledge and agree to review the most current version of these Terms of Service prior to each such use. Your continued use of and access to any of the Foundry Sites constitutes your acknowledgement of, and agreement to, the then current Terms of Service. Please also note that the terms and conditions of these Terms of Service are in addition to any other agreements between you and Foundry and/or its affiliates and agents, including any customer agreements, and any other agreements that govern your use of products, services, content, tools, and information available on the Foundry Sites.

Foundry reserves the right, in its sole discretion, without any obligation and without any notice requirement, to change, improve or correct the information, materials and descriptions on the Foundry Sites and/or to suspend and/or deny access to any Foundry Site for scheduled or unscheduled maintenance, upgrades, improvements or corrections. The information and materials on the may discontinue or change any product or service described in or offered on Foundry Site at any time without prior notice. Foundry further reserves the right, in its sole discretion, to block or otherwise discontinue your access and use of Foundry Site at any time and for any reason. You agree that Foundry and its subsidiaries and affiliates will not be liable to you or to any third party for any such modification, suspension or discontinuance.

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AUTHORIZED USER

Some of our services, and certain pages of the Foundry Site, are available only to clients or users who have been authorized by us to access those services and web pages. Such authorization may require completion of an accredited investor questionnaire and satisfactory background information screening.

Unauthorized use of any Foundry Site and/or our systems, including, but not limited to, unauthorized entry into and/or any attempted access of Foundry’s systems and/or any restricted areas of any of the Foundry Site, misuse or sharing of passwords or misuse of any other information, is strictly prohibited. You may not use any Foundry Site in any manner that could damage, disable, overburden, or impair any Foundry Site or service or interfere with any other party’s use and enjoyment of any Foundry Site or service. You may not attempt to gain unauthorized access to any Foundry Site or service, computer systems or networks connected to any Foundry Site or service, through hacking, password mining or any other means. You may not screen-scrape, data scrape and/or use any automated means to acquire data and/or information from our Sites. You agree that you will not engage in any activities related to any Foundry Site that are contrary to these Terms of Service and/or any applicable laws or regulations. You agree to notify us immediately in the event that you learn or suspect that the security of your password may have been compromised. You further agree that you are responsible for any unauthorized use of your password that is made before you have notified us and we have had a Notwithstanding the above, you are responsible for monitoring your use of the Foundry Sites and should promptly report any unauthorized or suspicious activity to us at support@foundrydigital.com.

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DISCLAIMER OF WARRANTY AND LIMITATION OF LIABILITY

THE INFORMATION, PRODUCTS AND SERVICES ON THE FOUNDRY SITES ARE PROVIDED ON A STRICTLY “AS IS”, “WHERE IS” AND “WHERE AVAILABLE” BASIS. FOUNDRY DOES NOT PROVIDE ANY WARRANTIES (EITHER EXPRESS OR IMPLIED) WITH RESPECT TO THE INFORMATION AND/OR SERVICES PROVIDED ON ANY FOUNDRY SITE AND/OR YOUR USE OF ANY FOUNDRY SITE GENERALLY, FOR ANY PARTICULAR PURPOSE AND FOUNDRY EXPRESSLY DISCLAIMS ANY IMPLIED WARRANTIES, INCLUDING BUT NOT LIMITED TO, WARRANTIES OF TITLE, NON-INFRINGEMENT, MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE. FOUNDRY WILL NOT BE RESPONSIBLE FOR ANY LOSS OR DAMAGE THAT COULD RESULT FROM INTERCEPTION BY THIRD PARTIES OF ANY INFORMATION OR SERVICES MADE AVAILABLE TO YOU VIA THIS WEBSITE. ALTHOUGH THE INFORMATION PROVIDED TO YOU ON THIS WEBSITE IS OBTAINED OR COMPILED FROM SOURCES WE BELIEVE TO BE RELIABLE, FOUNDRY CANNOT AND DOES NOT GUARANTEE THE ACCURACY, VALIDITY, TIMELINESS, OR COMPLETENESS OF ANY INFORMATION OR DATA MADE AVAILABLE TO YOU FOR ANY PARTICULAR PURPOSE. NEITHER FOUNDRY, NOR ANY OF ITS AFFILIATES, DIRECTORS, OFFICERS OR EMPLOYEES, NOR ANY THIRD PARTY PROVIDERS OF CONTENT, SOFTWARE AND/OR TECHNOLOGY (COLLECTIVELY, THE “FOUNDRY PARTIES”), WILL BE LIABLE OR HAVE ANY RESPONSIBILITY OF ANY KIND FOR ANY LOSS OR DAMAGE THAT YOU INCUR IN THE EVENT OF ANY FAILURE OR INTERRUPTION OF ANY FOUNDRY SITE, OR RESULTING FROM THE ACT OR OMISSION OF ANY ACCESS TO, INABILITY TO ACCESS, OR USE OF ANY FOUNDRY SITE OR THE MATERIALS CONTAINED THEREIN, WHETHER OR NOT THE CIRCUMSTANCES GIVING RISE TO SUCH CAUSE MAY HAVE BEEN WITHIN THE CONTROL OF FOUNDRY OR OF ANY VENDOR PROVIDING SOFTWARE OR SERVICES.

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IN NO EVENT WILL FOUNDRY OR ANY SUCH PARTIES BE LIABLE TO YOU, WHETHER IN CONTRACT OR TORT, FOR ANY DIRECT, SPECIAL, INDIRECT, CONSEQUENTIAL OR INCIDENTAL DAMAGES OR ANY OTHER DAMAGES OF ANY KIND EVEN IF FOUNDRY OR ANY OTHER SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY THEREOF THIS LIMITATION ON LIABILITY INCLUDES, BUT IS NOT LIMITED TO, THE TRANSMISSION OF ANY VIRUSES WHICH MAY INFECT A USER’S EQUIPMENT, FAILURE OF MECHANICAL OR ELECTRONIC EQUIPMENT OR COMMUNICATION LINES, TELEPHONE OR OTHER INTERCONNECT PROBLEMS (E.G., YOU CANNOT ACCESS YOUR INTERNET SERVICE PROVIDER), UNAUTHORIZED ACCESS, THEFT, OPERATOR ERRORS, STRIKES OR OTHER LABOR PROBLEMS OR ANY FORCE MAJEURE. FOUNDRY CANNOT AND DOES NOT GUARANTEE CONTINUOUS, UNINTERRUPTED OR SECURE ACCESS TO ANY FOUNDRY SITE.

PROPRIETARY RIGHTS

All right, title and interest in the Foundry Sites and all content contained herein is the exclusive property of Foundry, except as otherwise stated. Unless otherwise specified, the Foundry Sites are for your personal and non-commercial use only. You may print, copy and download limited amounts of information and content from the Foundry Sites; provided that it is solely for your personal use. You may not modify, copy, distribute, transmit, display, perform, reproduce, publish, license, frame, create derivative works from, transfer, or otherwise use in any other way for commercial or public purposes in whole or in part any information, software, products or services obtained from any Foundry Sites, except for the purposes expressly provided herein, without Foundry, the Foundry logo, and other Foundry trademarks and service marks referenced herein are trademarks and service marks of Foundry. The names of other companies and third-party products or services mentioned herein may be the trademarks or service marks of their respective owners. You are prohibited from using any marks for any purpose including, but not limited to use as metatags on other pages or sites on the Internet without the written permission of Foundry or the applicable third party rights holder.

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USE OF LINKS

The Foundry Sites may contain links to third party websites and/or services (each, a “Third Party Site”). These links are provided only as a convenience. The inclusion of any link is not and does not imply an affiliation, sponsorship, endorsement, approval, investigation, verification or monitoring by Foundry of any information contained in any Third Party Site. In no event shall Foundry be responsible for the information contained on any Third Party Site and/or your use of or inability to use such site. You should also be aware that the terms and conditions and privacy policy of each Third Party Site will be different from those applicable to your use of the Foundry Sites. You should contact the operator of the applicable Third Party Site for any information regarding that site’s terms and conditions and/or privacy policy.

THIRD PARTY CONTENT

Certain portions of the Foundry Sites may contain unedited or third party content, including, without limitation, User Submitted Content. All User Submitted Content and all other postings, messages, text, images, links to third-party websites or other materials published on or otherwise made available by parties other than Foundry (such content, the “Third Party Content”) are the sole responsibility of the person(s) who originated such Third Party Content and not rely on the Third Party Content and understand that you may be exposed to Third Party Content that is, without limitation, inaccurate, inappropriate, misleading, unlawful, offensive or otherwise objectionable, and that Foundry makes no representations or warranties regarding the Third Party Content and is not responsible or liable in any manner for the Third Party Content or the conduct, whether online or offline, of any user. Your use of such Third Party Content may be subject to the terms of service or user agreement of such Third Party Content provider.

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CLAIMS OF COPYRIGHT INFRINGEMENT

Copyright Complaints: Foundry respects the intellectual property of others, and we ask our users to do the same. If you believe that your work has been copied in a way that constitutes copyright infringement, or that your intellectual property rights have been otherwise violated, you should notify Foundry in accordance with the procedure set forth below.

Foundry will process and investigate notices of alleged infringement and will take appropriate actions under the Digital Millennium Copyright Act (“DMCA”) and other applicable intellectual property laws with respect to any alleged or actual infringement. A notification of claimed copyright infringement should be sent to:

General Counsel, Digital Currency Group, Inc.. 636 Avenue of the Americas, 6th Floor New York, New York 10011 info@dcg.co.

To be effective, the notification must be in writing and contain the following information:

an electronic or physical signature of the person authorized to act on behalf of the owner of the copyright or other intellectual property interest; a description of Foundry Site; your address, telephone number, and email address; a statement by you that you have a good faith belief that the disputed use is not authorized by the copyright or intellectual property owner, its agent, or the law; and a statement by you, made under penalty of perjury, that the above information in your Notice is accurate and that you are the copyright or intellectual property owner or authorized to act on the copyright or intellectual property owner’s behalf.

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INDEMNITY AND RELEASE

You agree to release, indemnify and hold Foundry harmless from any from any and all losses, damages, expenses, including reasonable attorneys’ fees, rights, claims, actions of any kind and injury (including death) arising out of or relating to your use of the Foundry Sites. If you are a California resident, you waive California Civil Code Section 1542, which says: “A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor”. If you are a resident of another jurisdiction, you waive any comparable statute or doctrine.

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CHOICE OF LAW

The Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without regard to conflicts of laws provisions. Unless otherwise agreed in writing by you and us, any dispute arising out of or relating to the Agreement, or the breach hereof, shall be finally resolved by arbitration administered by the American Arbitration Association under its Commercial Arbitration Rules, or such arbitration body as required by law, rule or regulation, and judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction. The arbitration will be conducted in the English language before a single arbitrator in the City of New enforced to the maximum extent permissible so as to effect the intent of this Agreement, and the remainder of this Agreement shall continue in full force and effect. This Agreement constitutes the entire agreement between us and you with respect to this site and it supersedes all prior or contemporaneous communications, agreements and understandings between Foundry and you with respect to the subject matter hereof. A printed version of this Agreement shall be admissible in judicial or administrative proceedings.

Contact Us

Email: support@foundrydigital.com

©2022 FOUNDRY DIGITAL LLC
HELLO@FOUNDRYDIGITAL.COM

CAREERS, TERMS AND CONDITIONS, PRIVACY POLICY, NEWS, POOL, STAKING, FOUNDRYX, BITCOIN

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Appendix A.2

Foundry USA Pool Terms of Service

Effective as of August 28, 2023

The ownership and operation rights of the services provided by the Foundry USA Pool (“Pool”) are owned by Foundry Digital LLC (“Foundry”). The Foundry Terms of Service specified herein (“Terms”), along with Foundry’s Terms and Conditions (“Conditions”), Privacy Policy (“Privacy Policy”) and Foundry USA Pool’s Payout Methodology (“Pool’s Payout Methodology”) are the relevant rights and obligations required to be read and accepted by anyone that shall access and/or use the Pool (“User”).

By accessing and using the Pool, User accepts and agrees to the Terms, Conditions, and Privacy Policy (collectively, the “Service Agreement”). As the operator of the Pool, Foundry shall provide a mining Pool Service (as defined below) to User under the Service Agreement.

User agrees that Foundry will have the right to modify the Service Agreement at any time without prior notice. Further, User agrees to be solely responsible for reviewing the Service Agreement and/or any modifications thereto. If User does not agree to the Service Agreement and/or any of its modifications, then User shall cease to use and will not be allowed further access to the Pool and Service.

1.	Foundry Terms and Conditions

a.	Foundry’s Terms and Conditions (“Conditions”) are available at https://foundrydigital.com/terms-and- conditions.

2.	Privacy and Protection

a.	Foundry places great importance on the protection of User’s personal information. When using the Pool and Service provided by Foundry, User agrees that Foundry will collect, store, use, disclose and protect User’s personal information in accordance with the Privacy Policy , available at https://foundrydigital.com/privacy-policy.

3.	Pool’s Payout Methodology

a.	Foundry USA Pool’s Payout Methodology (“Pool’s Payout Methodology”) is available at https://pool-faq.foundrydigital.com/what-is-foundry-usa-pools-payout- methodology.

4.	Definitions

a.	For purposes of this Service Agreement, all capitalized terms that are not otherwise defined herein shall have the meanings set forth in the Pool’s Payout Methodology.

5.	Services

a.	Foundry uses its own system, through the Internet and other means to provide User with a digital currency mining Pool and other services/products that may be added based on the Pool site (“Service”). For the avoidance of doubt, the Pool and Service shall not include wallet or custodial services from Foundry to User.

b.	User shall be responsible for preparing the necessary equipment and bear the expenses related to using such necessary equipment to participate in the Pool and Service.

c.	User hereby authorizes Foundry to be fully responsible for disposal and distribution of the profit from such value-added Service.

d.	Foundry reserves the right to modify, suspend, interrupt, and/or terminate the Service at any time without informing User and without liability to User or any third party not directly related.

6.	User Rights and Obligations

a.	Prior to entering and using the Pool and Service, User agrees it must first successfully complete the client onboarding process required by Foundry.

b.	User agrees to provide legal, true, accurate and detailed personal information to Foundry, and update such information as needed.

c.	User shall comply with all applicable laws, rules, and regulations including, but not limited to, those related to the use of the Pool and Service.

d.	User acknowledges and agrees that it is using the Pool and Service at its own risk.

e.	In the event User’s access and/or rights to the Pool and Service have been discontinued for any reason, then User is solely responsible for settling the remaining balances left in its account. Foundry shall use commercially reasonable efforts to assist User with settling any remaining balances in User’s account.

f.	For the avoidance of doubt, Foundry shall not be responsible or liable to User for any balances remaining in User’s account three (3) months after User’s access and/or rights to the Pool and Service have been discontinued (regardless of whether the balances were left in User’s account intentionally).

7.	Third Party Services

a.	If User provides services to any third parties who may benefit, whether directly or indirectly, from payments under this Agreement, User agrees to notify Foundry: (a) at the time of the client onboarding process; and (b) immediately upon any changes to the offering of third-party products and services. Furthermore, User agrees to provide any necessary information and documentation to cause Foundry to perform any necessary due diligence on third parties, at Foundry’s sole discretion.

8.	Confidentiality

a.	User agrees not to disclose any Confidential Information from the Pool and/or Service. “Confidential Information" includes (but is not limited to) information regarding Foundry’s Pool, Service, documentation, software, trade secrets embodied therein and any other written or electronic information that is either (i) marked as confidential and/or proprietary, or which is accompanied by written notice that such information is confidential and/or proprietary, or (ii) not marked or accompanied by notice that it is confidential and/or proprietary but which, if disclosed to any third party, could reasonably and foreseeably cause competitive harm to the owner of such information.

b.	Confidential Information shall not include information which is: (i) publicly available, (ii) lawfully obtained by a party from third parties without restrictions on disclosure, or (iii) independently developed by a party without reference to or use of the Confidential Information.

c.	If the User is requested or required (by deposition, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process, hereinafter “Legal Demand”) to disclose any confidential information of Foundry, then, to the extent User is permitted under applicable law or regulation, it shall provide Foundry with prompt written notice of such request(s), and provide commercially reasonable assistance to Foundry in obtaining a protective order preventing or limiting the disclosure or requiring that the confidential information of Foundry so disclosed be used only for the purposes for which the law or regulation required, or for which the order was issued. User agrees that, in the event Foundry is unsuccessful in obtaining such protective order, that User shall only disclose the minimum amount of information required to satisfy such Legal Demand.

d.	SOC Report- For the avoidance of doubt, the service organization controls report (“SOC Report”) shared with User by Foundry shall be considered "Confidential Information" as defined herein, and as such, User agrees not to disclose the SOC Report to any third-party (regardless of whether or not such third-party is separately a user of the Pool and/or Service) without the prior and express written consent of Foundry. For purposes herein, a "third party" shall not include User's affiliates, subsidiaries, officers, directors, employees, contractors, attorneys, accountants, bankers or consultants ("Authorized Representatives") with a need to know of such SOC Report, provided, however, that such Authorized Representatives shall be under an obligation of confidentiality and non-use of the SOC Report at least as strict as set out in this Agreement.

9.	Payouts to Users

a.	The Daily Earnings of each User is calculated and paid in accordance with the Pool’s Payout Methodology:

i.	Bitcoin (BTC)- The Pool shall issue payments using the Full-Pay-Per-Share (FPPS payout scheme, where the User shall receive the expected value from the block reward plus the transaction fee reward.

ii.	Bitcoin Cash (BCH)- The Pool shall issue payments using the Pay-Per-Share (PPS) payout scheme, where the User shall receive the expected value from the block reward.

iii.	Disruption in Service- Foundry may, at its sole discretion, offer User payment or credits in the event of a disruption in Service.

b.	User is entitled to compensation regardless of whether the Pool successfully records a block to the Bitcoin blockchain.

10.	Pool Fees

a.	Foundry reserves the right to charge the User pool fees at any time, in accordance with Exhibit A of the Terms. Further, Foundry may update Exhibit A of the Terms in its sole and absolute discretion, and in such event, shall make commercially reasonable efforts to notify User prior to any such updates.

11.	Contract Term and Termination

a.	User’s access and usage rights to the Pool and Service shall commence upon the successful completion by User of the client onboarding process required by Foundry (the “Commencement Date”) and continue until 23:59:59 UTC on the Commencement Date and shall automatically be renewed for successive 24-hour periods (the period between 00:00:00 UTC and 23:59:59 UTC) (each, a “Contract Day”) unless terminated in accordance with the Terms set forth herein (the “Contract Term”). For avoidance of doubt, (i) User’s access and usage rights to the Pool and Service are not contingent on delivering any minimum amount of User hashrate to the Pool during any Contract Day of the Contract Term and (ii) User is not bound to continue using the Pool in accordance with any other agreement with Foundry.

b.	User’s access and usage rights to the Pool and Service may be terminated for any reason, without penalty, by either Foundry or User by providing one Contract Day’s prior written notice to the other party.

c.	Further, Foundry may, at its sole discretion, limit, suspend or terminate User’s access to the Pool and Service if:

iv.	User becomes subject to bankruptcy/insolvency proceedings;

v.	User liquidates, dissolves, terminates, or suspends its business;

vi.	User breaches this Service Agreement; or

vii.	User performs any act or omission that materially impacts its ability to adhere to the Service Agreement.

12.	Force Majeure

a.	Foundry shall not be liable for any non-performance of its obligations pursuant to the Service Agreement if such non-performance is caused by a Force Majeure event. In case of a Force Majeure event, Foundry has the right to suspend or terminate its services immediately under the Service Agreement.

b.	“Force Majeure” events shall mean any event or circumstance, or any combination of events or circumstances which are beyond the control of Foundry. Such events or circumstances shall include, but are not limited to events or occurrences that delay, prevent or hinder Foundry from performing such obligations, war, armed conflict, terrorist activities, acts of sabotage, blockade, fire, lightning, acts of God, national strikes, riots, insurrections, civil commotions, quarantine restrictions, epidemics, pandemics, earthquakes, landslides, avalanches, floods, hurricanes, explosions, and regulatory, administrative or similar action or delays to take actions of any governmental authority.

EXHIBIT A: FOUNDRY USA POOL FEES

Pricing tiers are assessed quarterly and are calculated based on the prior quarter’s average hashrate to determine the following quarter’s pricing tier. The average quarterly hashrate is calculated by summing the daily hashrate (as recorded by Foundry USA Pool in Daily Statistics) for the given quarter (excluding the lowest 30 days***) and dividing it by the number of remaining days in the quarter. Hashrate is calculated at the Group level, meaning all subaccounts within a group are considered in the calculation. It may take up to 10 business days into a quarter for a fee to be adjusted. ***Exclusion of the lowest 30 days does not apply within the first quarter of a Group joining the Foundry USA Pool.

Appendix B

[SAMPLE] HOSTING SERVICES AGREEMENT

This HOSTING SERVICES AGREEMENT (this "Agreement"), effective as of [        ] (the "Effective Date"), is entered into by and between [        ], a [        ] organized under the laws of the State of [        ] ("Customer"), and [        ], a [        ] organized under the laws of the State of [        ], ("Service Provider"; Customer and Service Provider each a "Party" and, collectively, the " Parties ").

WHEREAS, Service Provider owns and operates a cryptocurrency mining facility in [ ] (the "Facility");

WHEREAS , Customer owns certain equipment to mine for cryptocurrency as listed on Exhibit A hereto (the " Mining Equipment"; and each individual unit thereof, a " Mining Unit");

NOW, THEREFORE, for and in consideration of the mutual covenants and agreements contained herein, and other good and valuable consideration, the adequacy, receipt and sufficiency of which are hereby acknowledged, the Parties mutually agree as follows:

1.	MINING EQUIPMENT AND PURCHASE OPTION

1.1          Mining Equipment. Customer is solely responsible for delivering all Mining Units and the equipment necessary to operate such Mining Units within the Service Provider's Facility, including hash boards, controller boards, case assembly, fans, and power units. Customer shall deliver, or cause to be delivered, the Mining Units and such equipment to Service Provider' s Facility at its own cost and expense.

1.2           Purchase Option. Service Provider shall have the option, but not the obligation, to purchase any number of Mining Units, as follows:

1.2.1          Beginning on [        ], the Effective Date of the Primary Hosting Agreement, the purchase price for each Mining Unit shall equal $[ ] multiplied by the terahash rate ("TH") of such Mining Unit (the "Unit Purchase Price").

1.2.2          The Unit Purchase Price for each Mining Unit shall decrease by $[        ] per TH per day for each day following the Effective Date.

1.2.3          Service Provider shall be entitled to exercise the purchase option by written notice to Customer, specifying the number of Mining Units it wishes to purchase, their applicable purchase date and the aggregate purchase price for such Mining Units.

2.	HOSTING SERVICES

2.1          Hosting Services. Service Provider will provide rack space, electrical power, ambient air cooling, internet connectivity and physical security ("Services") for Customer's Mining Equipment at its Facility.

2.2          Transfer of Mining Equipment. Customer shall provide prompt written notice to Service Provider if it transfers legal title to any Mining Unit to (a) any entity, firm, or corporation that directly or indirectly , through one or more intermediaries, controls, is controlled by, or is under common control with Customer (the "Customer Affiliates") or (b) any other third party. In the event of any such transfer, Customer shall remain obligated to pay Service Provider

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the Bitcoin Fee and the Monthly Service Fee for the transferred Mining Unit for the remainder of the Term, subject to the Grid Support Revenue Share.

2.3          Service Level. Service Provider shall use reasonable efforts to provide the following Services to Customer:

2.3.1          A/C power to the outbound port on Customer' s serving power distribution unit (PDU) shall be available [        ]% of the time in a calendar year, subject in all cases to the Curtailment Events (defined below);

2.3.2 Network infrastructure based on redundant fiber optic internet connection;

2.3.3. Filtered ambient air; and

2.3.4          Monitoring and remote trouble shooting.

2.4          Curtailment of Power. Subject to the terms of this Agreement, Service Provider shall be entitled, at its sole discretion and without any liability to Customer, to curtail the power at its Facility (i) in response to calls issued under grid relief or similar programs that Service Provider participates in or (ii) in the event the Facility cannot operate Customer's Mining Equipment on profitable basis based on energy cost and market hash rate the "Curtailment Events").

2.5          Malfunctioning Mining Unit. Any Mining Unit that cannot be returned to full service remotely will be rebooted, and if necessary, removed from its shelf for repair within 24 hours from its first reported downtime. At the direction of Customer, Service Provider will s hip any Mining Unit to an external maintenance facility at Customer's sole cost and expense; provided Customer provides all necessary information to do so.

3.	TERM AND TERMINATION; MINING EQUIPMENT REMOVAL.

3.  I         Term. This Agreement shall be effective as of the Effective Date and shall remain in effect until [        ] (the "Term"). The Term may be extended for an additional [        ] months under the fee structure set forth herein upon mutual written agreement of both Parties.

3.2           Termination for Default by Customer. Service Provider may terminate this Agreement for cause upon written notice to Customer if Customer: (a) fails to make any payment(s) due pursuant to this Agreement; (b) violates, or fails to perform or fulfill any material covenant or provision of this Agreement, and any such failure is not cured within ten (10) days after written notice thereof from Service Provider; (c) enters into bankruptcy, dissolution, financial failure or insolvency ("Bankruptcy Event"), and such Bankruptcy Event has not been thoroughly dismissed within sixty (60) days; or (d) enters into an assignment, sale or merger with a third party with respect to all or substantially all of Customer' s business, unless approved in writing in advance by Service Provider (each, a "Customer Default").

3.3          Termination for Default by Service Provider. Customer may terminate this Agreement for cause immediately upon written notice to Service Provider if Service Provider: (i) is unable to provide the hosting services and/or site security measures as set forth in this Agreement, or (ii) violates, or fails, to perform or fulfill any material covenant or provision of this Agreement, and any such failure is not cured within ten (10) days after written notice thereof from Customer. Customer may remove any of its Mining Equipment not receiving electricity upon written notice to Service Provider.

3.4          Mining Equipment Removal. Upon termination of this Agreement and following Customer' s written request, provided Customer has paid all undisputed amounts then due and owing under this Agreement, Service Provider shall decommission and make the Mining

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Equipment available to Customer for pickup at, or shipment from, the Facility within sixty (60) calendar days after Customer' s written request. Service Provider shall work to uninstall and prepare for pickup all Mining Equipment of Customer at the Facility based on a mutually agreeable deinstallation schedule. Customer shall arrange for pickup within thirty (30) days of Service Provider notifying Customer that the Mining Equipment is or will be ready for pickup (the" Pickup Notice"). Customer shall be solely responsible for all pickup, delivery, transportation and deinstallation costs associated with removing its Mining Equipment. If Customer does not pick up its Mining Equipment within 30 days following the Pickup Notice ("Pickup Deadline"), Service Provider may charge Customer for storage of such Mining Equipment starting on the date of the expiration of the Pickup Deadline. If Customer does not remove the Mining Equipment within sixty (60) days of the Pickup Notice, the Mining Equipment will be considered abandoned and Customer will be liable for any cost associated with disposal, removal or relocation of the Mining Equipment.

4.	FEES, GRID SUPPORT REVENUE SHARING, INVOICING AND PAYMENT

4.1          In exchange for providing the Services hereunder, Customer shall pay Service Provider the following fees:

4.1.1          Bitcoin Fee. Customer will direct [        ]% of all Bitcoin mined by Customer' s Mining Equipment at the Facility (the "Bitcoin Fee") directly to Service Providers wallet at the following address:

[     ]

In the event Customer fails to transfer all or a portion of the Bitcoin Fee in a timely fashion to Service Provider's wallet, Service Provider will be permitted to take reasonable steps to mitigate future losses, including, but not limited to, ceasing all operation of Customer's Mining Equipment until all Bitcoin Fees earned are paid in full.

4.1.2          Monthly Service Fee. Customer will pay Service Provider a "Monthly Service Fee" in cash equal to [        ]% of each of (i) $[ ] I MWh / month of Customer's Billing Demand, where "Customer's Billing Demand" is equal to the maximum amount of all-in electricity used by Customer's Mining Equipment (including losses and auxiliary load) as calculated by Service Provider using available information, and (ii) the actual cost of Customer's Billing Demand (the "Monthly Service Fee"). For the purposes of all energy scheduling, bidding, and settlement s Customer and Service Providers shall utilize NYISO Zone A pricing to settle all energy cost contracting.

4.1.3          Mining Scheduling. Service Provider will schedule Customer' s mining load into the NYISO market per the NYISO Day Ahead Scheduling Manual 11. Service Provider will provide an updated seven day forecast for hourly mining schedule to Customer on Monday's and Thursdays for which hours the Customer's mining load will operate. Customer has the right to request revisions to the mining schedule which will be settled on mutually agreeable terms.

4.1.4          Grid Support Revenue Share. Customer shall be entitled to [        ]% of any cash revenue received by Service Provider from Service Provider's participation in applicable power grid support services, including, but not limited to the National Grid Commercial System Relief Program, NYISO Special Case Resource and NYISO Operating Reserve (the "Grid Support Revenue Share"), and any energy-based revenue from the economic curtailment of miners to optimize between the day-ahead and real time energy markets. Monthly Estimate. No later than seven (7) days prior to the end of each calendar month, Service Provider shall provide to Customer an estimated invoice reflecting Service Provider' s reasonable estimate of the

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Monthly Service Fee for the immediately following month (the " Estimated Monthly Invoice"), and Customer shall pay such Estimated Monthly Invoice within five (5) days of receipt.

4.1.5          Monthly True-Up. No later than twenty (20) days after the end of each calendar month, Service Provider shall provide Customer with the final invoice for the immediately preceding month reflecting (i) the actual Monthly Service Fee for such month, less (ii) the amount of Customer' s Grid Support Revenue Share for such month (the "Final Monthly Invoice" ). If the amount of the Final Monthly Invoice is greater than the amount of the Estimated Monthly Invoice, Customer shall pay such excess amount in cash to Service Provider within five (5) days of receipt of the Final Monthly Invoice. If the amount of the Final Monthly Invoice is less than the amount of the Estimated Monthly Invoice, Customer shall apply such difference as a credit to Customer' s Monthly Estimated Invoice for the immediately following month.

4.2          Overdue Amounts; Disputes. Overdue payments will incur interest at the lesser of 1% per month or the maximum amount allowed under applicable law. Customer shall have the right to dispute all or a portion of any Final Monthly Invoice within thirty (30) days following the receipt of such invoice in accordance with the Dispute resolution process set forth in Section

14.6. below, provided, that once Customer has paid all or a portion of any undisputed Final Monthly Invoice, such undisputed portion of the Final Monthly Invoice shall no longer be eligible for a Dispute and/or a Dispute Notice pursuant to Section 14.6 below.

4.3	Taxes.

4.3.1. Customer's Tax Responsibilities. All amounts billed to Customer under this Agreement are exclusive of any applicable taxes, duties and fees Customer is solely responsible for, including federal, state and local taxes on manufacture, sales, gross income, receipts, occupation, personal prope1ty and use of Customer' s Mining Equipment.

4.3.2 Service Provider's Tax Responsibilities. Service Provider is responsible for any taxes imposed on or with respect to Service Provider's income, revenues, gross receipts, personnel, or real prope1ty arising out of this Agreement.

5.	SECURITY INTEREST

To secure the obligations of Customer under this Agreement, Customer hereby grants Ser vice Provider a security interest in the Mining Units subject to the following conditions. Serv ice Provider has the right to store or deploy Customer's Mining Units as it reasonably sees fit and/or proceed to perfect its security in Customer's Mining Units if: (i) a Customer Default has occurred and has not been cured under Section 3.2; and (ii) such Customer Default continues for an additional ten (10) days after written notice by Service Provider to Customer under this Section 5. Subject to the satisfaction of these conditions, Service Provider may, at such time as it reasonably determines appropriate, file a UCC-1 financing statement in such places as it determines in its reasonable discretion to perfect the security interest granted by Customer to Service Provider hereunder. Customer represents and warrants that as of the date hereof, it has not granted a security interest in the Mining Units to any third-party.

6.	SITE ACCESS.

6.1          Access. Only those persons specifically authorized by Service Provider in writing may access the Facility. All Customer representatives shall follow all applicable safety protocols and directions from Service Provider's personnel while at the Facility. Customer shall be solely responsible for any damage or loss caused by Customer representative acting for or on its behalf while at the Facility.

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6.2          Hazardous Conditions. If any hazardous conditions arise at, from, or materially affecting the Facility, whether caused by Customer or a third party, Service Provider is hereby authorized to immediately suspend the Services under this Agreement without subjecting Service Provider to any liability hereunder, and without constituting a Service Provider Default, and will provide notice to Customer of such suspension as soon as reasonably practicable.

7.	RELOCATION OF MINING UNITS; INTERFERENCE AND EMERGENCY

7.1          Relocation. Service Provider may reasonably require the relocation of some or all of Customer's Mining Units within the Facility, or to another Service Provider facility, upon twenty (20) days' prior written notice to Customer: provided, that the relocation site shall afford comparable environmental and working conditions for such Mining Units and comparable accessibility to the Mining Units. Notwithstanding the foregoing, Service Provider shall not arbitrarily or capriciously require Customer to relocate the Mining Equipment. If any Mining Units are relocated according to this Section, the reasonable costs of relocating such Mining Units and improving the Facility to which such Mining Units will be relocated shall be borne solely by Service Provider. Any relocation will be completed by Service Provider's authorized staff.

7.2          Interference. Customer shall not operate any Mining Unit in a manner that causes or may cause unacceptable interference to existing or prospective Service Provider customers, the Facility or Service Provider's hosting operations. Service Provider may require Customer to alter, remove or relocate such Mining Unit at Customer's sole cost and expense.

7.3          Emergency. In the event of an emergency, as determined in Service Provider's reasonable discretion, Service Provider may rearrange, remove, or relocate any Customer Mining Unit without subjecting Service Provider to any liability hereunder, and without constituting a Service Provider Default. Notwithstanding the foregoing, in the case of emergency, Service Provider shall provide Customer, to the extent practicable, reasonable notice prior to rearranging, removing, or relocating Customer's Mining Units.

8.	CUSTOMER RESPONSIBILITIES.

8.1          _ Compliance with Laws. Customer's use of the Facility and the Mining Equipment located at the Facility must at all times conform to all applicable laws, rules and regulations (collectively, "Laws"), including, but not limited to, the Laws of the country(ies) and States in which Customer is doing business, and the Laws of City, County and State where the Facility is located.

8.2          Licenses and Permits. Customer shall be responsible for obtaining all licenses, permits, consents, and approvals from any federal, state or local government that may be required to possess, own, install or operate the Mining Equipment.

8.3          New Mining Units. Customer shall deliver unused, newly manufactured Mining Units to the Facility in good working order and suitable for use in the Facility. Customer shall be responsible for any and all costs associated with the troubleshooting and repair of Mining Units received in non-working condition. Service Provider is not responsible in any way for installation delays or loss of profits as a result of any Customer Mining Unit deemed not to be in good working order upon arrival at Facility.

8.4          Material Modifications of Mining Equipment. If Service Provider determined that one or more or the Customer's Equipment has been modified, altered, overclocked or the firmware adjusted without Service Provider's prior written approval ("Non-Compliant Equipment"), Service Provider reserves the right to immediately discontinue service to such Non-Compliant Equipment and/or invoice Customer for Service Provider's incremental costs

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from such Non-Compliant Equipment. Customer reserves the right to dispute such incremental costs reasonably and in good faith.

8.5          Extreme Weather Instructions. Customer shall provide written instructions relating to powering down of its Mining Equipment in the event of extreme weather.

8.6          Representations. Each Party represents and warrants to the other Party that such Party (i) is properly constituted and organized, (ii) is duly authorized to conduct its business and to enter into and perform its obligations under this Agreement, and (iii) the execution and delivery of this Agreement and the performance of its duties hereunder does not violate the terms of any other agreement to which it is a party or by which it is bound.

9.              NOTICES. All notices and other communications between the Parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following business day), addressed as follows:

If to Customer:

[      ]

If to Service Provider:

[      ]

10.	INSURANCE.

10.1          Customer expressly acknowledges and agrees that Service Provider is not an insurer and that the Mining Equipment is not covered by any insurance policy held by Service Provider. Customer is solely responsible for obtaining insurance coverage for its Mining Equipment. Customer will place and maintain all risk property damage insurance on a full replacement cost basis on the Mining Equipment throughout the Term of this Agreement. Customer agrees to look exclusively to Customer's insurer to recover for injury or damage in the event of any loss or injury.

10.2          Customer shall have commercial general liability insurance for both bodily injury and property damage of not less than [        ]dollars ($[ ]) per occurrence and [        ] dollars ($[        ]) in the aggregate. This insurance policy shall (i) be maintained by Customer throughout the Term of this Agreement, and (ii) waive any and all subrogation rights name Service Provider as additional insured.

11.	WARRANTY AND DISCLAIMER.

CUSTOMER EXPRESSLY ACKNOWLEDGES THAT SERVICE PROVIDER HAS NOT INSPECTED OR CAUSED TO BE INSPECTED THE MINING EQUIPMENT AND/OR THE INDIVIDUAL MINING UNITS FOR ANY PATENT OR LATENT DEFECTS AND EXPRESSLY AGREES THAT SERVICE PROVIDER WOULD NOT BE ENTERING INTO THIS AGREEMENT WITHOUT SUCH CERTIFICATION FROM CUSTOMER. FOR THE AVOIDANCE OF DOUBT, PATENT OR LATENT DEFECTS SHALL NOT INCLUDE ORDINARY WEAR AND TEAR FROM NORMAL USAGE OF THE MINING EQUIPMENT.

IN THE EVENT SERVICE PROVIDER EXERCISES ITS OPTION TO PURCHASE THE MINING EQUIPMENT FROM CUSTOMER IN ACCORDANCE WITH SECTION 1.2, CUSTOMER SHALL ASSIGN OR TAKE ANY REQUIRED ACTION NECESSARY TO TRANSFER ANY APPLICABLE WARRANTIES OF THE MINING EQUIPMENT

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PROVIDED BY THE ORIGINAL EQUIPMENT MANFUFACTURER TO SERVICE PROVIDER. SERVICE PROVIDER MAKES NO WARRANTIES OR GUARANTEES RELATED TO THE AVAILABILITY OF SERVICES OR THE OPERATING TEMPERATURE OF THE FACILITY. THE SERVICES AND THE FACILITY ARE PROVIDED "AS IS." SERVICE PROVIDER DOES NOT PROVIDE MECHANICAL COOLING OR BACKUP POWER AND THE FACILITY IS SUBJECT TO SWINGS IN LOCAL TEMPERATURE, WIND, HUMIDITY AND OTHER CONDITIONS. SERVICE PROVIDER MAKES NO WARRANTY WHATSO EVER, AND HEREBY DISCLAIMS ANY AND ALL IMPLIED WARRANTIES, WITH RESPECT TO GOODS AND SERVICES SUBJECT TO THIS AGREEMENT, INCLUDING ANY (A) WARRANTY OF MERCHANTABILITY; (B) WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE; (C) WARRANTY OF NONINFRINGEMENT AND (D) WARRANTY AGAINST INTERFERENCE.

CUSTOMER EXPRESSLY ACKNOWLEDGES AND AGREES THAT SERVICE PROVIDER DOES NOT WARRANT THAT: (A) THE SERVICES SHALL BE AVAILABLE 24/7 OR FREE FROM INTERRUPTION; (B) THE SERVICES WILL MEET CUSTOMER'S REQUIREMENTS OTHER THAN AS EXPRESSLY SET FORTH HEREIN; OR (C) THE SERVICES WILL PROVIDE ANY FUNCTION NOT EXPRESSLY DESIGNATED AND SET FORTH HEREIN.

12.	LIMITATIONS OF LIABILITY.

12.1          Customer expressly acknowledges and agrees that, in certain situations, the Services and the Mining Equipment's functionality may be unavailable due to factors outside of Service Provider's reasonable control. This includes, but is not limited to, Force Majeure (as defined below), inclement weather, network failures, pool operator failures, denial of service attacks, currency network outages, hacking or malicious attacks on the crypto networks or exchanges, power outages, pandemics, or acts of God ("Excluded Events").

12.2          NEITHER PARTY SHALL HAVE AN OBLIGATION, RESPONSIBILITY, OR LIABILITY FOR ANY OF THE FOLLOWING: (A) ANY INTERRUPTION OR DEFECTS IN THE MINING UNITS' FUNCTIONALITY CAUSED BY ANY EXCLUDED EVENT; (B) ANY LOSS, DELETION, OR CORRUPTION OF DATA OR FILES WHATSOEVER; (C) ANY LOST REVENUE DURING OUTAGES OR FAILURES CAUSED BY AN EXCLUDED EVENT; (D) DAMAGES RESULTING FROM ANY ACTIONS OR INACTIONS OF A PARTY OR ANY THIRD PARTY NOT UNDER SUCH PARTY'S CONTROL; OR (E) DAMAGES RESULTING FROM ANY THIRD PARTY MINING EQUIPMENT.

12.3          EXCEP T FOR LIABILITIES RESULTING FROM EITHER PARTY'S GROSS NEGLIGENCE AND/OR WILLFUL MISCONDUCT BUT SUBJECT TO SECTION 12.2, IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY OR ANY OTHER PERSON, FIRM, OR ENTITY IN ANY RESPECT, INCLUDING, WITHOUT LIMITATION, FOR ANY INDIRECT, CONSEQUENTIAL, SPECIAL, INCIDENTAL OR PUNITIVE DAMAGES, INCLUDING LOSS OF PROFITS OF ANY KIND OR NATURE WHATSOEVER, ARISING OUT OF MISTAKES, NEGLIGENCE, ACCIDENTS, ERRORS, OMISSIONS, INTERRUPTIONS, OR DEFECTS IN TRANSMISSION, OR DELAYS, INCLUDING, BUT NOT LIMITED TO, THOSE THAT MAY BE CAUSED BY REGULATORY OR JUDICIAL AUTHORITIES, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE OBLIGATIONS OF A PARTY HEREUNDER. EACH PARTY'S TOTAL CUMULATIVE LIABILITY UNDER THIS AGREEMENT, WHETHER UNDER CONTRACT LAW, TORT LAW, WARRANTY, OR OTHERWISE, SHALL BE LIMITED TO DIRECT DAMAGES NOT TO EXCEED THE AMOUNTS ACTUALLY

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RECEIVED BY SERVICE PROVIDER FROM CUSTOMER IN THE NINE (9) MONTHS PRIOR TO THE DATE OF THE EVENT GIVING RISE TO THE CLAIM.

13.	INDEMNIFICATION.

Each Party shall indemnify, hold harmless and defend the other Party, its subsidiaries , employees, agents, directors, owners, executives, representatives, and subcontractors from any and all third-party liability, claim, judgment, loss, cost, expense or damage, including reasonable attorneys' fees and legal expenses, arising out of or relating to the breach of obligations under this Agreement, or any injuries or damages sustained by any person or property due to any direct or indirect act, omission, negligence or misconduct of a Party, its agents, representatives, employees, contractors and their employees and subcontractors and their employees. The indemnified Party shall not enter into any settlement or resolution with a third party under this Section without the indemnifying Party's prior written consent, which shall not be unreasonably withheld or conditioned.

14.	MISCELLANEOUS.

14.1          Entire Agreement. This Agreement, including any documents referenced herein, constitutes the Parties' entire understanding regarding its subject and supersedes all prior or contemporaneous communications, agreements and understanding between them relating thereto. Each Party acknowledges and agrees that it has not, and will not, rely upon any representations, understandings, or other agreements not specifically set forth in this Agreement. This Agreement shall not be superseded, modified or amended except by express written agreement of the Parties.

14.2          Waiver, Severability. The waiver of any breach or default hereunder does not constitute the waiver of any subsequent breach or default. If any provision of this Agreement is held to be illegal or unenforceable, it shall be deemed amended to conform to the applicable Laws, or, if it cannot be so amended without materially altering the intention of the Parties, it shall be stricken and the remainder of this Agreement shall continue in full force and effect.

14.3          Assignment. Neither this Agreement nor any right or obligation arising under this Agreement may be assigned by a Party in whole or in part, without the prior written consent of the other Party at its so le discretion. This Agreement shall be binding upon and inure to the benefit of the Parties, their legal representatives, successors, and permitted assigns.

14.4          Force Majeure. Neither Party shall be liable in any way for delay, failure in performance, loss or damage due to any of the following: fire, strike, embargo, explosion, power failure, flood, lightning, war, water, electrical storms, high winds, snow, ice, frost, fog, extreme temperatures, labor disputes, civil disturbances, governmental requirements, acts of civil or military authority, acts of God, acts of public enemies, inability to secure replacement parts or materials, transportation facilities, pandemics or other causes beyond its reasonable control, whether or not similar to the foregoing ("Force Majeure").

14.5          Governing Laws. This Agreement will be governed by and construed in accordance with the laws of the State of New York as applied to contracts made and performed entirely therein, and without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the internal laws of the State of New York to the rights and

14.6          Dispute Resolution Process. In the event that any claim, dispute, controversy, difference, disagreement or grievance under this Agreement (a "Dispute"), either Party shall

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have the right to invoke this dispute resolution process upon written notice to the other Party setting forth the particulars of the Dispute and the relief requested (a "Dispute Notice"). If the Parties are unable to resolve a Dispute within ten (10) days of the applicable Dispute Notice, each Party shall, within ten (10) days thereafter, appoint a senior management representative with full authority to resolve such Dispute. The Parties' designated senior management representatives shall meet within the next sixty (60) days at mutually agreeable times and locations, in person or via video conferencing. If the Dispute remains unresolved at the end of such sixty (60) day period, either patty may bring suit hereunder solely in the state or federal courts located in New York, New York. Each Party consents to the exclusive jurisdiction of such courts in connection with any Dispute hereunder and waives any defense of forum inconveniens in connection therewith. EACH PARTY HEREBY EXPRESSLY WAIVES, TO THE FULLEST EXTENT PERMISSABLE BYLAW, ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING BROUGHT BY OR AGAINST EITHER PARY IN CONNECTION WITH THIS AGREEMENT.

14.7          Relationship of the Parties. The Parties agree that their relationship hereunder is in the nature of independent contractors. Neither Party shall be deemed to be the agent, partner, joint venturer or employee of the other, and neither shall have any authority to make any agreements or representations on the other's behalf. Each Party shall be solely responsible for the payment of compensation, insurance and taxes of its own personnel, and such personnel are not entitled to the provisions of any employee benefits from the other Party. Neither Party shall have any authority to make any agreements or representations on the other's behalf without the other's prior written consent.

14.8          Intellectual Property. Nothing in this Agreement shall be deemed to grant to either Party any rights or licenses, by implication , estoppel or otherwise, to any of the other Party's intellectual property. Neither Party shall contest or challenge, or assist any third party in contesting or challenging, the validity or enforceability of any of the other Party' s intellectual property.

14.9          Trademarks. Each Party is strictly prohibited from using any product or corporate name, designation, logo, trade name, trademark , service name or service mark associated with the other Party or its affiliates in any marketing materials, regulatory filing, financial statements, offering circular, prospectus or otherwise, without the prior written consent of the first Party, which may be withheld by the first Party in its sole and absolute discretion.

14.10          No Exclusivity. This Agreement in no way establishes any exclusive arrangement between Customer and Service Provider. Each Party acknowledges and agrees that the other Party will be free to enter into agreements and other arrangements with any third parties, at any time, regarding any products or services.

14.11          Parties Are Sophisticated and Represented. No preference shall be given to one Party by virtue of the fact that such Party did not draft this Agreement. No bias shall be placed against the drafter. Each Party has been advised and offered the opportunity to seek legal counsel regarding this Agreement. To the extent either Party chose not to or to limit such, such Party hereby waives any later complaint that it lacked proper counsel or understanding .

14.12          Counterparts I Execution. This Agreement may be executed in counterparts, which together shall constitute a single instrument, and may also be execute d by electronic signature, and the Parties agree that facsimile, digitally scanned or other electronic copies of signatures shall be valid and binding as originals.

14.13          Survival. The provisions contained in Sectio ns 9, 10, 11, 12, 13 and 14 shall

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survive the termination or expiration of this Agreement.

14.14          Confidentiality. The terms and conditions of this Agreement, the Services, the Bitcoin Fee, the Monthly Service Fee and the Grid Support Revenue Share (and any other related materials or information provided by Service Provider to Customer) are Service Provider' s confidential information, regardless of whether they are marked as confidential, proprietary or otherwise. The personal data provided by Customer in the context of this Agreement (and any other related materials or information provided by Customer to Service Provider) are Customer' s confidential information,regardless of whether they are marked as confidential, proprietary or otherwise. The Parties shall (a) keep such confidential information strictly confidential in a manner that each Party protects its own confidential or proprietary information of a similar nature (and with no less than reasonable care); and (b) not disclose such confidential information to any third party other than each Party' s employees, officers, directors, lenders, consultants and financial or legal advisors that have a need to know such information and have agreed in writing to keep such information confidential and not disclose such confidential information. Notwithstanding the foregoing, either Party may disc lose confidential information as required by applicable Laws or by order of a court of competent jurisdiction, provided that, in such event (i) such Party will provide the other Party with prompt written notice of such obligation so that the other Party has an opportunity to take legal action to prevent or limit the scope of such disclosure; and (ii) such Party will furnish only that portion of the other Party's confidential in format ion which the Party is advised by counsel is legally required and such Party will exercise commercially reasonable efforts to assisting the other Party in obtain in g assurance that confidential treatment will be accorded to such confidential information. Additionally, notwithstanding the foregoing, Customer acknowledges that Service Provider's parent company, TeraWulf Inc., is a U.S. publicly traded company and may be required to disclose this Agreement and its relate d terms in order to comply with applicable securities laws, including its disclosure obligations under the U.S. Securities Exchange Act of 1934, as amended.

14.15          Third-Party Beneficiaries. Nothing in this Agreement is intended, nor shall anything herein be construed to confer any rights, legal or equitable, in any person or entity other than the Parties hereto and their respective successors and permitted assigns.

14.16          Construction; Interpretatio n. Unless the context otherwise requires, words in the singular include the plural, and in the plural include the singular; masculine words include the feminine and neuter; "or" means " either or both" and shall not be construed as exclusive; "including" means "including but not limited to"; "any" and "all" shall not be construed as terms of limitation; and, a reference to a thing (including any right or other intangible asset) includes any part or the whole thereof. Any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not apply to the interpretation and construction of this Agreement, and this Agreement shall be construed as having been jointly drafted by the Parties. The titles and headings for particular paragraphs, Sections and Subsections of this Agreement have been inserted solely for reference purposes and shall not be used to interpret or construe the terms of this Agreement.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first set out above.

CUSTOMER:	SERVICE PROVIDER:

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By:		By:
	Name:		Name:
	Title:		Title:

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EXHIBIT A

MINING UNITS DESCRIPTION

This Exhibit A contains the list of Mining Units being provided by Customer to Service Provider and will be updated as each delivery schedule is finalized . The descriptions of Mining Units below are understood to be the manufacturers specifications.

Model	Manufacturer
Model#
Date Manufactured	Date Purchased
Hashrate	Wattage
Number of Units	Declared Value

Serial Numbers:

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